Exhibit 99.1

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the term “Issuer” refers only to Global Ship Lease, Inc., a Marshall Islands corporation, and not to any of its subsidiaries or affiliates.

The Issuer will issue the 10.000% First Priority Secured Notes due 2019 under an indenture to be dated the Issue Date, among the Issuer, the Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “trustee”) and, as applicable, security agent (the “Security Agent”). The notes will be issued in a private transaction that is not subject to the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Issuer will not be required to, and does not intend to, offer to exchange the notes for notes registered under the Securities Act or otherwise register the notes for resale under the Securities Act. See “Transfer Restrictions.”

Unless the context requires otherwise, references in this “Description of Notes” to the notes include the notes and any additional notes that are issued. The indenture will not incorporate or include any of, or be subject to, the provisions of the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. A copy of the indenture is available as set forth below under “—Additional Information.”

The indenture will be subject to the terms of the Intercreditor Agreement and any Additional Intercreditor Agreements (as defined below). The terms of the Intercreditor Agreement are important to understanding the relative ranking of indebtedness and security, the ability to make payments in respect of the indebtedness, the procedures for undertaking enforcement action, the subordination of certain indebtedness, turnover obligations, release of security and guarantees, and the payment waterfall for amounts received by the Security Agent. See “Description of Other Indebtedness—Intercreditor Agreement” for a description of certain terms of the Intercreditor Agreement.

The Issuer has made an application to list the notes on the Official List of the Irish Stock Exchange and to admit the notes to trading on the Global Exchange Market. The Issuer can provide no assurance that the notes will be so listed or admitted to trading.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The notes will be:

•	general senior obligations of the Issuer;

•	rank pari passu in right of payment with any existing and future indebtedness of the Issuer that is not subordinated in right of payment to the notes, including the obligations of the Issuer under the Revolving Credit Facility;

•	effectively senior to all existing and future unsecured obligations of the Issuer to the extent of the value of Collateral owned by the Issuer and securing the notes;

•	senior in right of payment to all existing and future obligations of the Issuer that are, by their terms, expressly subordinated in right of payment to the notes; and

•	effectively junior to any existing and future obligations of the Issuer that are secured by assets other than Collateral owned by the Issuer to the extent of the value of such other assets.

The notes will be guaranteed on the Issue Date by Global Ship Lease Services Limited (“GSL Limited”) and each of the Issuer’s 17 subsidiaries that own Mortgaged Vessels on the Issue Date and by existing and future Restricted Subsidiaries of the Issuer to the extent provided for in the covenant as described below under “—Certain Covenants—Subsidiary Guarantees”. The Guarantees of our Restricted Subsidiaries that own Mortgaged Vessels (each a “Mortgaged Guarantor”) will be secured by a security interest in the Collateral and the Guarantees of our Restricted Subsidiaries, including GSL Limited, that do not own Mortgaged Vessels will be unsecured.

Each Guarantee will be:

•	a general senior obligation of the applicable Guarantor;

•	rank pari passu in right of payment with any existing and future Indebtedness of that Guarantor that is not subordinated in right of payment to such Guarantee (including obligations under the Revolving Credit Facility);

•	effectively senior to all existing and future unsecured obligations of a Mortgaged Guarantor to the extent of the value of any Collateral securing the Guarantee of such Guarantor;

•	senior in right of payment to all existing and future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee; and

•	effectively junior to (1) any and all existing and future secured obligations of all Guarantors that do not own Mortgaged Vessels or Mortgaged Container Assets and (2) any and all existing and future secured obligations of Mortgaged Guarantors that are secured by assets other than the Collateral to the extent of the value of such other assets.

The Issuer and the Guarantors will be permitted to incur additional Indebtedness, including secured Indebtedness, subject to the limitations described below under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens” and subject to the Intercreditor Agreement. As of December 31, 2013, after giving effect to the offering of the notes and the use of proceeds thereof, the Issuer and the Guarantors would have represented substantially all of our Consolidated Cash Flow, revenue and Total Assets, respectively, and would have had approximately $465.0 million of total debt and other long-term liabilities outstanding, including $420.0 million of secured indebtedness (all of which would have been represented by the notes offered hereby) and $45.0 million aggregate liquidation preference of Existing Mandatorily Redeemable Preference Shares, and would have had $40.0 million of availability under the Revolving Credit Facility.

Under the terms of the Intercreditor Agreement, the holders of the notes will receive proceeds from the enforcement of the Collateral only after certain super senior priority obligations have been repaid in full up to an aggregate amount of $40.0 million, including obligations under the Revolving Credit Facility.

As of the Issue Date, all of the Issuer’s Subsidiaries will be “Restricted Subsidiaries.” Under the circumstances described below under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Issuer will be permitted to designate Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be Guarantors and will not be subject to the restrictive covenants in the indenture, but transactions between the Issuer and/or any of its Restricted Subsidiaries, on the one hand, and any of the Unrestricted Subsidiaries, on the other hand, will be subject to certain restrictive covenants.

The notes will not be guaranteed by the Issuer’s Unrestricted Subsidiaries, if any, any Securitization Subsidiary, or any existing or future Restricted Subsidiary that is not required to guarantee the notes under the covenant described below under “—Certain Covenants—Subsidiary Guarantees.” The notes will be structurally subordinated to the Indebtedness and other obligations (including trade payables) of the Issuer’s Unrestricted Subsidiaries and non-Guarantor Restricted Subsidiaries. The guarantees of the notes may be released under certain circumstances. See “—Certain Covenants—Subsidiary Guarantees.”

Principal, Maturity and Interest

In this offering, the Issuer will issue $420.0 million in aggregate principal amount of notes. The indenture will provide that the Issuer may issue additional notes from time to time after the offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens,” (and pursuant to clause (13)(b) of the definition of “Permitted Liens”, the Issuer shall secure the additional Collateral required to satisfy such clause in compliance with “—Security—Addition and Substitution of Qualified Collateral”).

The notes offered hereby and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if any additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number.

The Issuer will issue the notes in denominations of $200,000 and integral multiples of $1,000 in excess thereof. The notes will mature on April 1, 2019.

Interest on the notes will accrue at the rate of 10.000% per annum and will be payable semi-annually in arrears on each April 1 and October 1, commencing on October 1, 2014. Interest on overdue principal and interest, if any, will accrue at the then applicable interest rate on the notes. The Issuer will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Amounts

All payments made by or on behalf of the Issuer under or with respect to the notes or by a Guarantor under or with respect to its Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes imposed or levied by or on behalf of any Taxing Authority in (1) any jurisdiction in which the Issuer or any Guarantor is organized, engaged in business for tax purposes or is otherwise resident for tax purposes or any political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of the Issuer or any Guarantor or any political subdivision thereof or therein (each a “Relevant Taxing Jurisdiction”), unless the Issuer or Guarantor is required to withhold or deduct Taxes by law or by the official interpretation or administration thereof. If the Issuer or any Guarantor is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction, from any payment made under or with respect to the notes or the Guarantee of such Guarantor including, without limitation, payments of principal, redemption price, purchase price, interest or premium, the Issuer or the relevant Guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of notes (including Additional Amounts) after such withholding or deduction of Taxes will equal the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any Tax:

(1)	that would not have been imposed, payable or due but for the existence of any present or former connection between the holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes) and the Relevant Taxing Jurisdiction (including being a citizen, resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of the notes or enforcement of rights under such note or under a Guarantee or the receipt of payments in respect of such note or a Guarantee;

(2)	that would not have been imposed, payable or due but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice as a precondition to exemption from, or reduction in the rate of withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction), but in each case, only to the extent the holder or beneficial owner is legally eligible to provide such certification or documentation; provided, however, that the Issuer has delivered a written request to the holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

(3)	that would not have been imposed, payable or due if the presentation of notes (where presentation is required) for payment has occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later (except to the extent the holder would have been entitled to Additional Amounts if the note had been presented on the last day of such 30-day period);

(4)	that is imposed on a payment to a holder pursuant to European Council Directive 2003/48/EC (as amended from time to time) or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive;

(5)	that is an estate, inheritance, gift, sales, transfer or personal property Tax; or

(6)	as a result of a combination of the foregoing.

In addition, Additional Amounts shall not be paid with respect to a payment on any notes to a holder that is not the beneficial owner of such notes to the extent that the beneficial owner thereof would not have been entitled to the payment of such Additional Amounts by reason of clause (1), (2), (3), (4), (5) or (6) above had such beneficial owner been the holder of such notes. In addition, Additional Amounts will not be payable with respect to any Tax which is payable otherwise than by withholding from any payment under or in respect of the notes or any Guarantee.

The Issuer and the Guarantors will pay and indemnify the trustee, the Security Agent and the holders for any present or future stamp, issue, registration, court or documentary taxes, or any other excise or property taxes, charges or levies (including penalties, interest and any other reasonable expenses thereto) which arise in any Relevant Taxing Jurisdiction from the execution, delivery, issuance or registration of the notes or any other document or instrument referred to therein, or the receipt of any payments with respect to or enforcement of, the notes or any Guarantee.

Whenever in the indenture or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or any Guarantee or of principal, interest or of any other amount payable under or with respect to any of the notes or any Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Issuer or relevant Guarantor will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Issuer or relevant Guarantor will provide documentation reasonably satisfactory to the trustee evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes, as soon as reasonably practicable to the trustee. Such documentation shall be made available to the holders by the trustee upon reasonable request and will be made available at the offices of the Paying Agent.

If the Issuer or relevant Guarantor is obligated to pay Additional Amounts under or with respect to any payment made on any note or Guarantee, the Issuer or relevant Guarantor will deliver to the trustee, at least 30 days prior to the date of such payment, an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable and such other information necessary to enable the Paying

Agent to pay Additional Amounts to holders on the relevant payment date (unless such obligation to pay Additional Amounts arises less than 30 days prior to the relevant payment date, in which case the Issuer or relevant Guarantor may deliver such Officer’s Certificate as promptly as practicable thereafter). The trustee shall be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary.

The foregoing provisions will survive any termination, defeasance or discharge of the indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Issuer or any Guarantor is organized, engaged in business for tax purposes, resident for tax purposes and any jurisdiction from or through which such person makes any payment on the note or Guarantee and or any political subdivision or taxing authority or agency thereof or therein.

Paying Agent, Transfer Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the notes in the City of London and New York. The Issuer will maintain a Paying Agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to the European Council Directive 2003/48/EC (as amended from time to time) or any other directive implementing the conclusion of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such directive. The initial Paying Agents will be Deutsche Bank AG, London Branch in London and Deutsche Bank Trust Company Americas in New York.

The Issuer will also maintain a registrar (the “Registrar”). The Issuer will also maintain a transfer agent. The initial Registrar and transfer agent will be Deutsche Bank Trust Company Americas. The Registrar will maintain a register reflecting ownership of definitive registered notes outstanding from time to time and will make payments on and facilitate transfer of definitive registered notes on the behalf of the Issuer. The transfer agent shall perform the functions of a transfer agent.

The Issuer may change the Paying Agent, the Registrar or transfer agent without prior notice to the holders of the notes. For so long as the notes are listed on the Official List of the Irish Stock Exchange and admitted to trading on the Global Exchange Market and the rules and regulations of the Irish Stock Exchange so require, the Issuer will publish a notice of any change of Paying Agent, Registrar or transfer agent in a newspaper having a general circulation in Dublin (which is expected to be the Irish Times) or, to the extent and in the manner permitted by such rules and regulations, post such notice on the official website of the Irish Stock Exchange (www.ise.ie).

For so long as the notes are held in book-entry form through DTC, the Issuer will make all payments of principal, interest and premium, if any, in same day funds to the Paying Agent in New York for further credit to DTC, which will, in turn, distribute such payments in accordance with its procedures.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all Taxes due on transfer. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

The Guarantors will jointly and severally, fully and unconditionally, guarantee the Issuer’s Obligations under the notes. The Obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law.

Security

General

Pursuant to the Security Documents and subject to the Intercreditor Agreement, the Issuer and the Mortgaged Guarantors will assign, pledge and/or mortgage, or shall procure the assignment, pledge or mortgage to the Security Agent on a first-priority basis, subject only to Permitted Liens, for the benefit of the secured parties under the Intercreditor Agreement, each of the following assets owned by the Issuer or any Mortgaged Guarantor (or, in respect of Equity Interests of a Mortgaged Guarantor, owned by any other Restricted Subsidiary if applicable) or, in certain circumstances set forth herein, acquired by the Issuer or any Mortgaged Guarantor (or any other such Restricted Subsidiary) thereafter:

•	all cash, Cash Equivalents, securities, notes and other obligations secured in favor of the Security Agent as Trust Monies from time to time;

•	any Mortgaged Vessel or Mortgaged Container Asset owned by the Issuer or any Mortgaged Guarantor;

•	the Issuer’s and any Mortgaged Guarantor’s right, title, interest and benefit in or to (A) (i) the Assigned Rights; (ii) the Assigned Property (including, with respect to each Mortgaged Vessel, the applicable Obligatory Insurances) and (iii) to the extent not covered by (i) and (ii) above, the Assigned Contracts, including all moneys payable to the Issuer or such Mortgaged Guarantor and any claims, awards and judgments in favor of the Issuer or such Mortgaged Guarantor, under or in connection with each Assigned Right, Assigned Property and Assigned Contract and (B) the leases, hires and earnings in respect of each Mortgaged Container Asset;

•	the Obligatory Insurances in effect from time to time in respect of each such Mortgaged Vessel (which, for the avoidance of doubt shall not include any policies of insurance that provide coverage for a credit default by a Charterer under any Charter of a Mortgaged Vessel including, but not limited to, loss of hire insurance) and comparable policies of insurance in effect from time to time in respect of each such Mortgaged Container Asset;

•	all proceeds of any of the foregoing, as well as Earnings Accounts; and

•	all Equity Interests in each Mortgaged Guarantor (including any Equity Interests issued after the Issue Date).

Each Mortgaged Vessel will be mortgaged pursuant to a Ship Mortgage issued by the Issuer or the applicable Mortgaged Guarantor in favor of the Security Agent. The Assigned Rights, the Assigned Property and the Assigned Contracts will be assigned pursuant to a Deed of Assignment between the Issuer or the applicable Mortgagor and the Security Agent. Each Mortgaged Container Asset and its related insurance policies, leases, hires and earnings shall be secured pursuant to Security Documents creating the aforementioned security interests and in a form customary for security of this type. All cash, securities and other property secured in favor of the Security Agent as Trust Monies will be pledged in accordance with the indenture. The Equity Interests in each Mortgaged Guarantor will be pledged pursuant to share pledges between the Issuer and the Security Agent.

All of the Collateral will also secure the liabilities under Credit Facilities (including the Revolving Credit Facility) in an aggregate amount not to exceed $40.0 million and any additional notes on a first priority basis, and certain other indebtedness permitted to be secured on the Collateral on a second-priority basis. The proceeds from the enforcement of the Collateral may not be sufficient to satisfy the obligations owed to the holders of the notes.

Because the notes will not be registered under the Securities Act, the indenture will not be qualified under the Trust Indenture Act. Accordingly, the collateral release provisions of the Trust Indenture Act will not apply to the notes.

Priority

The relative priority with regard to the security interests in the Collateral that are created by the Security Documents as between (a) the lenders under the Revolving Credit Facility, (b) the trustee and the holders of the notes and any additional notes under the indenture, and (c) the creditors of certain other Indebtedness permitted to be secured by the Collateral on a second-priority basis, respectively, will be established by the terms of the Intercreditor Agreement, which will provide, among other things, that the obligations under the Revolving Credit Facility, the notes and any additional notes are secured equally and ratably on a first-priority basis; provided, however, that the holders of the notes and any additional notes will only receive proceeds from the enforcement of the Collateral after certain super senior priority obligations have been paid in full, including obligations under the Revolving Credit Facility or another Credit Facility of up to $40.0 million in the aggregate. See “—Description of Other Indebtedness—Intercreditor Agreement”, “—Certain Covenants—Liens”, “—Certain Covenants —Impairment of Security Interest”, and “—Certain Definitions—Permitted Liens”.

Security Documents

Under the Security Documents, the Issuer and the Mortgaged Guarantors will grant security over the Collateral to secure the payment when due of the Issuer’s and the Mortgaged Guarantors’ payment obligations under the notes and any additional notes, the Guarantees and the indenture. The Security Documents will be entered into by the relevant security provider and the Security Agent as agent for the trustee, the holders of notes and the holders of any additional notes. When entering into the Security Documents, the Security Agent will act in its own name, but for the benefit of such secured parties under the Intercreditor Agreement (including itself, the trustee and the holders of notes and any additional notes from time to time). Under the Intercreditor Agreement, the Security Agent will also act as Security Agent for the lenders under the Revolving Credit Facility and any permitted second-priority lenders in relation to the security interests created in favor of such lenders.

The indenture and the Intercreditor Agreement will provide that, to the extent permitted by the applicable laws, only the Security Agent will have the right to enforce the Security Documents on behalf of the trustee and the holders of the notes and the holders of any additional notes. As a consequence of such contractual provisions, holders of the notes and holders of any additional notes will not be entitled to take enforcement action in respect of the Collateral securing the notes and any additional notes, except through the trustee under the indenture, who will (subject to the provisions of the indenture) provide instructions to the Security Agent for the Collateral.

The indenture will provide that, subject to the terms thereof and of the Security Documents and the Intercreditor Agreement, the notes and any additional notes and the indenture, as applicable, will be secured by security interests in the Collateral until all obligations under the notes and any additional notes and the indenture have been discharged. However, the security interests with respect to the notes and any additional notes and the indenture may be released under certain circumstances as provided under “—Possession, Use and Release of Collateral”.

In the event that the Issuer or its Subsidiaries enter into insolvency, bankruptcy or similar proceedings, the security interests created under the Security Documents or the rights and obligations enumerated in the Intercreditor Agreement could be subject to potential challenges. If any challenge to the validity of the security interests or the terms of the Intercreditor Agreement was successful, the holders may not be able to recover any amounts under the Security Documents. See “Risk Factors—Risks Related to Our Indebtedness and the Notes”.

Enforcement of Security Interest

The indenture and the Intercreditor Agreement will restrict the ability of the holders or the trustee to enforce the security interests and provide for the release of the security interests created by the Security Documents in certain circumstances upon enforcement by the lenders under the Revolving Credit Facility. These limitations are described under “Description of Other Indebtedness—Intercreditor Agreement.” The ability to enforce may also be restricted by similar arrangements in relation to future Indebtedness that is secured on the Collateral in compliance with the indenture and the Intercreditor Agreement.

The lenders under the Revolving Credit Facility and the trustee have and, by accepting a note, each holder will be deemed to have, appointed the Security Agent to act as its agent under the Intercreditor Agreement and the Security Documents securing such Indebtedness, including the Security Documents. The creditors under the Revolving Credit Facility and the trustee have and, by accepting a note, each holder will be deemed to have, authorized the Security Agent, in each case, to (i) perform the duties and exercise the rights and powers that are specifically given to it under the Intercreditor Agreement and the Security Documents securing such Indebtedness, together with any other incidental rights and powers; and (ii) execute each Security Document, waiver, modification, amendment, renewal or replacement expressed to be executed by the Security Agent, on its behalf.

Possession, Use and Release of Collateral

Unless an Event of Default shall have occurred and be continuing, the Issuer or the applicable Mortgaged Guarantor will have the right to remain in possession and retain exclusive control of the Collateral securing the notes or the Guarantee of such Guarantor (other than the Equity Interests of the Mortgaged Guarantors and any Trust Monies and other than as set forth in the Security Documents), to freely operate or use the Collateral, to alter, maintain or repair the Collateral in the ordinary course, and to collect, invest and dispose of any income thereon. In addition, unless an Event of Default shall have occurred and be continuing, the Issuer may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any Assigned Right, Assigned Property and Assigned Contract comprising the Collateral to the extent not otherwise prohibited by the terms of the Indenture, including the provisions described under “—Certain Covenants—Transactions with Affiliates.”

Release of Collateral.    The Issuer and each Mortgaged Guarantor will have the right to sell, exchange or otherwise dispose of any of the Collateral owned by it (other than Trust Monies, which are subject to release from the Lien of the Security Documents as provided under “—Use and Investment of Trust Monies” below), upon compliance with the requirements and conditions of the provisions described below, and the Security Agent shall release the same from the Lien of the Security Documents, as the case may be, upon direction by the trustee following receipt by the trustee of a direction directing such release and describing the property to be so released, together with delivery of the following, among other matters:

(a)	If the property to be released has a Fair Market Value equal to or greater than $10.0 million, a resolution of the Board of Directors of the Issuer or the relevant Mortgaged Guarantor, as the case may be, approving such release;

(b)	An Officer’s Certificate of the Issuer or the relevant Mortgaged Guarantor, as the case may be, dated the date of the application for such release, in each case stating in substance as to certain matters, including the following:

(i)	the release complies with the provisions described under “—Repurchase at the Option of Holders—Asset Sales and Events of Loss”, “—Possession, Use and Release of Collateral”, “—Addition and Substitution of Qualified Collateral” and “—Certain Covenants—Liens”;

(ii)	that no Default or Event of Default has occurred and is continuing;

(iii)	the Fair Market Value of the property (other than Trust Monies) to be released at a date not more than 30 days prior to the date of such application for release;

(iv)	that all conditions precedent in the indenture, the Intercreditor Agreement and the Security Documents relating to the release of the Collateral in question have been complied with; and

(c)	One or more opinions of counsel which, when considered collectively, shall be substantially to the effect that all conditions precedent provided in the indenture, the Intercreditor Agreement and the Security Documents relating to the release of the Collateral have been complied with.

In connection with any release, the Issuer and the Mortgaged Guarantors shall (i) execute, deliver and record or file and obtain such instruments as may be required, including, without limitation, amendments to the Security Documents and (ii) deliver to the trustee evidence of the satisfaction of the applicable provisions of the indenture, the Intercreditor Agreement and the Security Documents, as set forth in the indenture, the Intercreditor Agreement and the Security Documents.

Notwithstanding the foregoing, any Collateral may be released in accordance with an enforcement action pursuant to the provisions of the Intercreditor Agreement or any Additional Intercreditor Agreement.

In case a Default or an Event of Default shall have occurred and be continuing, the Issuer and the Restricted Subsidiaries, while in possession of the Collateral (other than the Equity Interests of the Mortgaged Guarantors and any Trust Monies and other than as set forth in the Security Documents) may do any of the things enumerated in these “—Possession, Use and Release of Collateral—Release of Collateral” provisions only if the trustee, in its discretion, or the holders of a majority in aggregate principal amount of the outstanding notes shall consent to such action, in which event any certificate filed under these “—Possession, Use and Release of Collateral—Release of Collateral” provisions, shall omit the statement to the effect that no Default or Event of Default has occurred and is continuing.

All cash or Cash Equivalents secured in favor of the Security Agent as Trust Monies pursuant to the provisions of the indenture will be secured in favor of the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, subject to the application as provided in these “—Possession, Use and Release of Collateral—Release of Collateral” provisions or in “—Use and Investment of Trust Monies” below.

The Security Agent and the trustee (but only if required) will take all reasonable actions requested by the Issuer that are necessary to effectuate any release of Collateral securing the notes and the Guarantees, in accordance with the provisions of the indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement and the relevant Security Document. Each of the releases set forth above shall be effected by the Security Agent without the consent of the holders or any action on the part of the trustee (unless action is required by it to effect such release). Any releases of Collateral made in compliance with these “—Possession, Use and Release of Collateral—Release of Collateral” provisions shall be deemed not to impair the security interests created by the indenture or the Security Documents, as the case may be, in favor of the trustee for the benefit of the holders of the notes and any additional notes, in contravention of the provisions of the indenture. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to releasing the Liens of any secured party under the Intercreditor Agreement other than the trustee and the holders of notes over any Collateral securing liabilities owed to any such secured parties (and any such release, waiver or action shall be governed by the Debt Documents applicable to such secured parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

Disposition of Collateral Without Release.    Notwithstanding the provisions of “—Possession, Use and Release of Collateral—Release of Collateral” above, so long as no Event of Default shall have occurred and be continuing, the Issuer or any Mortgaged Guarantor may, without any release or consent by the trustee or the Security Agent, do any number of ordinary course activities in respect of the Collateral, upon satisfaction of certain conditions. For example, among other things, the Issuer or any Mortgaged Guarantor would be permitted to apply insurance proceeds received under circumstances other than an Event of Loss to repair the Mortgaged Vessel or Mortgaged Container Asset to which such insurance proceeds related, sell or otherwise dispose of any machinery, equipment, furniture, tools, materials or supplies or other similar property subject to the Lien of the Security Documents, which may have become worn out or obsolete; grant rights-of-way and easements over or in respect of real property; abandon, terminate, cancel, release, extend, renew, replace, amend or modify any leases, contracts or rights-of-way subject to the Lien of any of the Security Documents; surrender or modify any franchise, license or permit subject to the Lien of any of the Security Documents which it may own or under which it may be operating; alter, repair, replace, change the location or position of and add to its plants, structures, machinery, systems, equipment, fixtures and appurtenances; demolish, dismantle, tear down or scrap any Collateral or abandon any thereof other than any of the Mortgaged Vessels or Mortgaged Container Assets.

Deposit of Proceeds of Collateral. Pursuant to the terms of the Intercreditor Agreement, if the Security Agent receives proceeds of the Collateral prior to an Acceleration Event (as defined in the Intercreditor Agreement) and two Officers of the Issuer certify that: (i) the payment of the proceeds (or part thereof) into the collateral account established under the indenture is expressly permitted under the Debt Documents; and (ii) no Event of Default (as defined in the Intercreditor Agreement) has occurred and is continuing, the proceeds (or part thereof) shall be paid into the collateral account established under the indenture.

Use and Investment of Trust Monies

The Security Agent shall direct that Trust Monies be released (A) as permitted under “—Addition and Substitution of Qualified Collateral” and this section “—Security—Use and Investment of Trust Monies” in connection with the addition or substitution of Collateral, (B) to the trustee for application from time to time to the payment of the principal of (at a purchase price of not less than 100% of the principal amount of the relevant notes), any notes, on any maturity date or to the redemption thereof or the purchase thereof upon tender or in the open market or at private sale or upon any exchange or in any one or more of such ways, including, without limitation, pursuant to an offer to purchase, redemption or defeasance under “—Repurchase at the Option of Holders—Asset Sales and Events of Loss,” a Change of Control Offer under “—Repurchase at the Option of Holders—Change of Control,” defeasance under “—Legal Defeasance and Covenant Defeasance” or an Excess Cash Flow Offer under “—Repurchase at the Option of the Holders—Excess Cash Flow” (including, in each case, each related required interest payment), or (C) to the agent under the Revolving Credit Facility, to repay or prepay obligations under the Revolving Credit Facility in an amount not to exceed the amount outstanding at the time of repayment or prepayment under the Revolving Credit Facility that has been used to acquire Mortgaged Vessels or Mortgaged Container Assets (to the extent such outstanding amount ranks super-senior to the notes and any additional notes under the Intercreditor Agreement), as the Issuer shall direct in writing, upon receipt by the Security Agent and the trustee of the following:

(a)	an Officer’s Certificate of the Issuer directing the application pursuant to this section “—Security—Use and Investment of Trust Monies” of a specified amount of Trust Monies and, in case any such moneys are to be applied to payment of the notes, designating the notes so to be paid and, in case any such moneys are to be applied to the purchase of notes, prescribing the method of purchase, the price or prices to be paid and the maximum aggregate principal amount of notes to be purchased and any other provisions of the indenture governing such purchase;

(b)	cash in the maximum amount of the accrued interest, if any, required to be paid in connection with any such purchase, repayment or prepayment, which cash shall be deposited with the trustee or the agent for the Revolving Credit Facility (as applicable) for such purpose; and

(c)	an Officer’s Certificate stating:

(i)	that no Default exists unless such Default would be cured thereby; and

(ii)	that all conditions precedent and covenants therein provided for in the indenture, the Intercreditor Agreement and any Additional Intercreditor Agreements relating to such application of Trust Monies have been complied with; and

(d)	an Opinion of Counsel stating that all conditions precedent provided for in the indenture, the Intercreditor Agreement and any Additional Intercreditor Agreements relating to such application of Trust Monies have been complied with.

Upon compliance with the foregoing provisions of this section “—Security—Use and Investment of Trust Monies,” the Security Agent shall apply Trust Monies as directed and specified by the Officer’s Certificate specified in clause (a) above.

An Officer’s Certificate expressed to be irrevocably directing the application of Trust Monies under this section “—Security—Use and Investment of Trust Monies” to the payment of the principal of notes or repayment or prepayment of obligations under the Revolving Credit Facility shall for all purposes of the indenture be deemed the equivalent of the deposit of money with the trustee for such purpose. Such Trust Monies and any cash deposited with the trustee or the agent under the Revolving Credit Facility, as applicable, pursuant to clause (b) above for the payment of accrued interest shall not, after compliance with the foregoing provisions of this section, be deemed to be part of the Collateral or Trust Monies.

In connection with any release of Trust Monies by the Security Agent at the written direction of the Issuer to the Issuer in connection with any addition or substitution of Collateral, such Trust Monies may be released to the Issuer not more than 10 days before the expected delivery date of the applicable additional or substitute Qualified Vessel or Qualified Container Assets (whether such Qualified Vessel or Qualified Container Assets have been or will be acquired through the direct purchase of such Qualified Vessel or Qualified Container Assets or the equity interests of any person owning such Qualified Vessel or Qualified Container Assets and which may include a Qualified Vessel or Qualified Container Assets owned by a Subsidiary (including a Subsidiary Guarantor) that is not a Mortgaged Guarantor) and will be deposited in an Issuer bank account and will then be remitted by the Issuer to the seller (or as the seller may direct) in the form of a conditional payment to the seller’s bank (or as the seller may direct) in accordance with the terms of the acquisition contract and in a manner consistent with customary market practice. During such 10 day period before the expected delivery date, the funds will be held until remitted to the applicable seller in a bank account in the name of the Issuer or a Mortgaged Guarantor on an unsecured basis and none of the Security Agent, the trustee or holders of notes and holders of additional notes will have any security interest or lien on such funds. In the event that the Issuer or the applicable Mortgaged Guarantor shall not have delivered and/or filed the Security Documents required by the indenture and the Security Documents to perfect the security interest of the Security Agent, the trustee and the holders of notes and holders of additional notes in such Qualified Container Asset or Qualified Vessel and Related Assets or as required by the indenture on or prior to the 30th calendar day following the day on which the relevant Trust Monies were released to the Issuer as described above, then, on or before such 30th calendar day, the Issuer shall return to the Security Agent an amount equal to the full amount of such Trust Monies that were released in connection with such proposed delivery of the applicable Qualified Vessel or such Qualified Container Assets and if the Issuer shall fail to deliver either such Security Documents and perfect such security interests or fail to deliver such funds then a Default shall have occurred for all purposes under the indenture.

At the written direction of the Issuer, Trust Monies may be invested by the trustee in Trust Money Investments in which the Issuer determines that the Security Agent can maintain a perfected security interest in such Collateral.

Addition and Substitution of Qualified Collateral

If the Issuer or any Restricted Subsidiary:

(a)	adds any Qualified Collateral in accordance with the provisions of “—Certain Covenants—Liens” or pursuant to clause (13) of the definition of “Permitted Liens”;

(b)	(i) receives Qualified Collateral as consideration under clause (3) of the first paragraph or (ii) elects to apply any Trust Monies comprising Net Proceeds from Asset Sales involving Collateral to acquire Qualified Collateral in accordance with the provisions of clause (2) of the third paragraph or (iii) elects to apply any Trust Monies comprising Excess Collateral Proceeds remaining after a Collateral Sale Offer to acquire Qualified Collateral, in each case under “—Repurchase at the Option of Holders—Asset Sales and Events of Loss—Asset Sales Involving Collateral;” or

(c)	(i) elects to apply any Trust Monies comprising Event of Loss Proceeds to acquire Qualified Collateral in accordance with the provisions of clause (2) of the third paragraph or (ii) elects to apply any Trust Monies comprising Excess Loss Proceeds remaining after an Event of Loss Offer to acquire Qualified Collateral, in either case under “—Repurchase at the Option of Holders—Asset Sales and Events of Loss—Events of Loss;”

then within 30 calendar days of the date on which Qualified Collateral is received, acquired, added or substituted, the Issuer or the Restricted Subsidiary that is the owner of such Qualified Collateral (the “Tendered Asset Owner”), shall, if it is not already a Mortgaged Guarantor, execute a Guarantee of the notes and become a Mortgaged Guarantor under the indenture (and must be or become a Wholly Owned Restricted Subsidiary of the Issuer at such time) and it shall provide security over such Qualified Collateral substantially similar to that described under the first paragraph of “Security—General” and it shall deliver to the trustee the documents and certificates required by the indenture and the Security Documents (the date of such delivery being, the “Delivery Date”), including, among other things: (A) in the case of a Qualified Vessel, (i) deliver a Ship Mortgage with respect to such Vessel dated the Delivery Date and substantially in the form required by the indenture or otherwise in a customary form for the relevant jurisdiction (such Ship Mortgage having been duly received for recording in the appropriate registry office); (ii) deliver a share pledge (entered into by the Issuer or the Restricted Subsidiary that is the parent of such Mortgaged Guarantor) granting security in the Equity Interests of such Mortgaged Guarantor, dated the Delivery Date and substantially in the form required by the indenture or otherwise in a customary form for the relevant jurisdiction; (iii) deliver, to the extent required by the indenture, the certificate of a Designated Appraiser dated not more than 30 calendar days prior to the Delivery Date setting forth its determination of the Appraised Value of such Vessel; (iv) deliver an Assignment of Freights and Hires with respect to such Vessel dated the Delivery Date in substantially the form required by the indenture and, unless the Issuer reasonably determines that to do so would impede the commercial ability of the Issuer to execute the applicable Charter, to deliver an acknowledgement by the applicable charterer (in the case of any assigned Charter), manager (in the case of any assigned Management Agreement) and Charter guarantor (in the case of any assigned Charter Guarantee) of that Assignment of Freights and Hires; (v) deliver an Assignment of Insurance with respect to such Vessel dated the Delivery Date in substantially the form required by the indenture; (vi) deliver a report of an insurance broker with respect to insurance policies maintained by the Tendered Asset Owner with respect to such Vessel; (vii) deliver a current certificate from Bureau Veritas, Lloyds Register of Shipping, or any member of the International Association of Classification Societies or other classification society of recognized international standing agreeable to the trustee for such Vessel, which shall be free from any overdue material recommendations; (viii) deliver a certificate of ownership and encumbrances from the official registry of such Vessel; and (ix) deliver a pledge over the applicable Earnings Account dated the Delivery Date and substantially in the form required by the indenture or otherwise in a customary form for the relevant jurisdiction or (B) in the case of a Qualified Container Asset, deliver Security Documents securing such asset and comparable insurance policies, leases, hires and earnings as described under “—Security—General” and securing the Equity Interests of such Mortgaged Guarantor, and in either case, deliver (x) evidence to the effect that all Indebtedness outstanding with respect to such Asset has been repaid and that all security granted by, or covering assets or property of, the Issuer or any of the Restricted Subsidiaries with respect to such Indebtedness shall have been released; (y) a certificate of an officer of the Issuer with respect to certain matters set forth in the indenture; and (z) an Opinion of Counsel with respect to perfection of security interest in such Qualified Collateral and general customary corporate matters.

The indenture will further provide that the Issuer or any Mortgaged Guarantor may at its option, at any time and from time to time, substitute Qualified Collateral for Mortgaged Vessels (other than Existing Mortgaged Vessels), Mortgaged Container Assets and/or Trust Monies of an equivalent or greater Appraised Value or Fair Market Value (including without limitation in connection with any refinancing transaction) or add further Mortgaged Vessels or Mortgaged Container Assets to the Collateral; provided that (i) in the case of a substitution only, at the time of such substitution no Default shall have occurred and be continuing and (ii) such substitution or addition shall comply with the provisions described under the immediately preceding paragraph.

Notwithstanding the foregoing, unless an Event of Default shall have occurred and be continuing, the Issuer may amend, modify, supplement, replace, extend, renew or waive any term of, or terminate, or take any other action with respect to any Assigned Right, Assigned Property and Assigned Contract comprising the Collateral to the extent not otherwise prohibited by the terms of the Indenture, including the provisions described under “—Certain Covenants—Transactions with Affiliates.”

Change of Flag

The Issuer or a Mortgaged Guarantor may transfer or change the flag of any of its Mortgaged Vessels to the flag of a Permitted Flag Jurisdiction and in connection therewith the Security Agent shall release the existing Ship Mortgage and related Security Documents to which any Mortgaged Vessel is subject in connection with the transfer or change of the flag of such Mortgaged Vessel to another Permitted Flag Jurisdiction if (i) the owner of the Mortgaged Vessel has executed (A) a new Ship Mortgage (granting the Security Agent a security interest in such Mortgaged Vessel subject only to Permitted Liens) and (B) the related Security Documents with respect to such Mortgaged Vessel, dated the date such Mortgaged Vessel shall be released from the existing Ship Mortgage and related Security Documents to which it is subject, which Ship Mortgage and related Security Documents shall be in appropriate form for recording or registration in the appropriate governmental offices of the Permitted Flag Jurisdiction under which it is being reflagged and the appropriate governmental offices in the jurisdiction of incorporation and/or domicile of the applicable Issuer or Mortgaged Guarantor if required by applicable law in order to perfect the security interests therein created, as to which the trustee and the Security Agent will be entitled to rely on an Opinion of Counsel to the Issuer with respect thereto; and (ii) the Mortgaged Guarantor has made all necessary arrangements for recording the Ship Mortgage referred to in clause (i) above in the appropriate registry office of the Permitted Flag Jurisdiction under which the Mortgaged Vessel is being reflagged as soon as reasonably practicable and to make any other filing necessary to perfect the security therein. In addition to the Opinion of Counsel referenced in (i)(B) above, prior to the Security Agent providing any such release, it shall be entitled to receive an Officer’s Certificate and an Opinion of Counsel each stating that such release is authorized or permitted by the terms of the indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents, and that all conditions precedent provided in the indenture, the Intercreditor Agreement, any such Additional Intercreditor Agreement and the Security Documents relating to the execution and delivery of such release have been complied with. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or grant any waivers or otherwise take any action with respect to releasing the Liens of any secured party under the Intercreditor Agreement other than the trustee and the holders of the notes over any Collateral securing liabilities owed to any such secured parties (and any such release, waiver or action shall be governed by the Debt Documents applicable to such secured parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

Intercreditor Agreement

The indenture will provide that the Issuer, the Security Agent and the trustee will be authorized (without any further consent of the holders of the notes) to enter into the Intercreditor Agreement to give effect to the provisions described above. The indenture will also provide that each holder of the notes and any additional notes, by accepting such note, will be deemed to have:

(1)	appointed and authorized the Security Agent and the trustee to give effect to the provisions in the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents;

(2)	agreed to be bound by the provisions of the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents; and

(3)	irrevocably appointed the Security Agent and the trustee to act on its behalf to enter into and comply with the provisions of the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents.

See the sections entitled “Risk Factors—Risks Relating to Our Indebtedness and the Notes—There may not be sufficient Collateral to pay all or any of the notes” and “Description of Other Indebtedness—Intercreditor

Agreement” for a description of the material terms of and risks relating to the Intercreditor Agreement. Similar provisions to those described above may be included in any Additional Intercreditor Agreement (as defined below) entered into in compliance with the covenant described under “—Certain Covenants—Additional Intercreditor Agreements”.

Optional Redemption

On or after April 1, 2016 the Issuer may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2016	105.000%
2017	102.500%
2018 and thereafter	100.000%

Prior to April 1, 2016, the Issuer may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of

(a)	100% of the principal amount of the notes to be redeemed, plus

(b)	the Applicable Premium,

plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date (a “Make-Whole Redemption”).

The Issuer and/or its affiliates may acquire notes by means other than a redemption, whether pursuant to a tender offer, exchange offer, open market purchase, negotiated transaction or otherwise, upon such terms and at such prices as the Issuer or such affiliates may determine, which may be more or less than the consideration for which the notes offered hereby are being sold and could be for cash or other consideration, so long as such acquisition does not otherwise violate the terms of the indenture.

Redemption with Proceeds of Equity Offerings

At any time prior to April 1, 2016, the Issuer may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 110.000% of the principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, with an amount not exceeding the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Issuer and its Restricted Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	such redemption occurs not more than 180 days after the date of the closing of the relevant Equity Offering.

Redemption for Changes in Withholding Taxes

The Issuer may redeem the notes, in whole but not in part, at its discretion at any time upon giving not less than 30 nor more than 60 days’ prior notice to the holders of the notes (which notice will be irrevocable and given in accordance with the procedures described in “—Selection and Notice of Redemption”), at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed by the Issuer for redemption (a “Tax Redemption Date”) and all Additional Amounts (if any) then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof), if on the next date on which any amount would be payable in respect of the notes or any Guarantee, the Issuer of the notes or any of the Guarantors with respect to any Guarantee is or would be required to pay Additional Amounts, and the Issuer or Guarantor, as applicable, cannot avoid any such payment obligation by taking reasonable measures available to it (including making payment through a Paying Agent located in another jurisdiction or, in the case of a Guarantor, having another Guarantor make payment, in each case to the extent such measure is reasonable), and the requirement arises as a result of:

(1)	any amendment to, or change in, the laws or any regulations or rulings promulgated thereunder of a Relevant Taxing Jurisdiction which change or amendment has not been publicly announced as formally proposed before and which becomes effective on or after the date of this offering memorandum (or, if the applicable Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the date of this offering memorandum, such later date); or

(2)	any amendment to, or change in, an official written interpretation or application of such laws, regulations or rulings (including by virtue of a holding, judgment, order by a court of competent jurisdiction or a change in published administrative practice) which amendment or change has not been publicly announced, as formally proposed before and which becomes effective on or after the date of this offering memorandum (or, if the applicable Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the date of this offering memorandum, such later date) (each of the foregoing clauses (1) and (2), a “Change in Tax Law”).

No such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer or Guarantor (as the case may be) would be obligated to pay such Additional Amounts were a payment in respect of the notes then due and payable. Prior to the publication or delivery of any notice of redemption of the notes pursuant to the foregoing, the Issuer will deliver to the trustee (i) an Officer’s Certificate stating that obligation to pay such Additional Amounts cannot be avoided by the Issuer or the relevant Guarantor taking reasonable measures available to it; and (b) a written opinion of independent tax counsel to the Issuer of recognized standing qualified under the laws of the Relevant Taxing Jurisdiction to the effect that the Issuer or the relevant Guarantor has or will become obligated to pay such Additional Amounts as a result of the Change in Tax Law.

The trustee shall be entitled to conclusively rely on such Officer’s Certificate and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the holders.

The foregoing provisions shall apply (a) to a Guarantor only on or after such time as such Guarantor is obligated to make at least one payment on the notes; and (b) mutatis mutandis to any successor Person, after such successor Person becomes a party to the indenture, with respect to a Change in Tax Law occurring after the time such successor Person becomes a party to the indenture.

Selection and Notice of Redemption

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption (i) if the notes are represented by global certificates, by lot or such other similar method in accordance with applicable procedures of DTC, or (ii) if there are no such requirements of DTC or if the notes are represented by definitive certificates, on a pro rata basis or by lot (as directed by the Issuer).

No notes of $200,000 or less can be redeemed in part. Notices of redemption will be delivered electronically or mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. In connection with any redemption of notes (including a redemption with funds in an amount not exceeding the net cash proceeds of one or more Equity Offerings), any such redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including the completion of such Equity Offering. In addition, if such redemption or notice is subject to one or more conditions precedent, such notice shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time as any or all of such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest, if any, ceases to accrue on notes or portions of them called for redemption, unless the Issuer defaults in the payment of the redemption price.

For notes that are represented by global certificates held on behalf of DTC, notices may be given by delivery of the relevant notices to DTC for communication to entitled account holders in substitution for the aforesaid mailing. So long as any notes are listed on the Official List of the Irish Stock Exchange and admitted to trading on the Global Exchange Market and the rules and regulations of the Irish Stock Exchange so require, any such notice to the holders of the relevant notes shall also be published in a newspaper having a general circulation in Dublin (which is expected to be the Irish Times) or, to the extent and in the manner permitted by such rules, post such notice on the official website of the Irish Stock Exchange (www.ise.ie) and, in connection with any redemption, the Issuer will notify the Global Exchange Market of any change in the principal amount of notes outstanding.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Issuer to repurchase all or any part (equal to $200,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, the Issuer will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control or, at the Issuer’s option, prior to such Change of Control but after it is publicly announced, the Issuer will deliver electronically or mail a notice to each holder (with a copy to the trustee and the Paying Agent) describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the change of control payment date specified in the notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered electronically or mailed, other than as may be required by law, pursuant to the procedures required by the indenture and described in such notice. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control.

The Issuer will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuer.

The Paying Agent will promptly mail or pay by wire transfer to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof.

The Issuer will inform the holders of the notes, the Paying Agent, the Security Agent and the trustee of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” is applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuer repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or notice of redemption has been given in respect of all of the notes then outstanding pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition (but not the pledge or other encumbrance) of “all or substantially all” of the properties or assets of the Issuer and the Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition (but not the pledge or other encumbrance) of less than all of the assets of the Issuer and the Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the indenture relating to the Issuer’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the consent of the holders of a majority in principal amount of the notes.

The Change of Control purchase feature is a result of negotiations between the initial purchasers and the Issuer. The Issuer has no present intention to enter into a transaction involving a Change of Control, although it could do so in the future. Although the existence of a holder’s right to require the Issuer to repurchase the notes in respect of a Change of Control may deter a third party from acquiring the Issuer in a transaction that constitutes a Change of Control, the provisions of the indenture relating to a Change of Control in and of themselves may not afford holders of notes protection in the event of a highly leveraged transactions, reorganization, recapitalization, restructuring, merger or similar transaction involving the Issuer that may adversely affect holders, if such transaction is not the type of transaction included within the definition of a Change of Control, holders may not be entitled to require the Issuer to repurchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where the board of directors initially opposed dissident slate of directors but approves them later as continuing directors.

If and for so long as the notes are listed on the Official List of the Irish Stock Exchange and admitted to trading on the Global Exchange Market and the rules and regulations of the Irish Stock Exchange so require, the Issuer will publish a public announcement with respect to the results of any Change of Control Offer in a leading daily newspaper of general circulation in Dublin (which is currently expected to be the Irish Times) or, to the extent and in the manner permitted by such rules, post such notice on the official website of the Irish Stock Exchange (www.ise.ie).

Asset Sales and Events of Loss

Asset Sales Not Involving Collateral

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale involving assets or Equity Interests other than Collateral unless:

(1)	the Issuer or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (for the avoidance of doubt, the Fair Market Value may be determined at the time a contract is entered into for an Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any Indebtedness or other liabilities, as shown on the Issuer’s most recent consolidated balance sheet or the notes thereto, of the Issuer or any of its Restricted Subsidiaries (other than liabilities that are expressly subordinated to the notes or any Guarantee) that are assumed, repaid or retired by the transferee (or a third party on behalf of the transferee) of any such assets;

(b)	any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 180 days of the Asset Sale, converted, sold or exchanged by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange;

(c)	the Fair Market Value of (i) any assets (other than securities and other than assets that are classified as current assets under GAAP) received by the Issuer or any Restricted Subsidiary to be used by it in a Permitted Business (including, without limitation, Vessels, Related Assets, and Container Assets), (ii) Capital Stock in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Issuer or (iii) a combination of (i) and (ii); and

(d)	any Designated Non-cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this paragraph (2) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 3.0% of Total Assets of the Issuer at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days (subject to extensions as provided in the immediately succeeding paragraph) after the receipt of any Net Proceeds from an Asset Sale involving assets other than Collateral, the Issuer or any of its Restricted Subsidiaries shall apply such Net Proceeds to:

(1)	repay or prepay obligations under the Credit Facilities or any other Secured Indebtedness and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; provided that commitments are not required to be reduced under the Revolving Credit Facility if Net Proceeds are applied to repay or prepay obligations under such facility in an amount not to exceed the amount outstanding at the time of repayment or prepayment under such facility that has been used to acquire Mortgaged Vessels or Mortgaged Container Assets but only to the extent such outstanding amount ranks super-senior to the notes and any additional notes under the Intercreditor Agreement;

(2)	acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Permitted Business; provided that in the case of acquisition of Capital Stock of any Person, such Person is or becomes a Restricted Subsidiary of the Issuer;

(3)	make a capital expenditure;

(4)	acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels, Related Assets and Container Assets);

(5)	repay unsecured senior Indebtedness of the Issuer or any Restricted Subsidiary; provided that if the Issuer or any Guarantor shall so reduce senior Indebtedness other than Indebtedness under the notes, the Issuer or such Guarantor shall equally and ratably reduce obligations under the notes (A) through open market purchases (to the extent such purchases are at or above 102% of the principal amount thereof), (B) by redeeming the notes if the notes are then redeemable as provided under “—Optional Redemption” or (C) by making an Asset Sale Offer in accordance with the provisions described below and in the indenture; and/or

(6)	any combination of the transactions permitted by the foregoing clauses (1) through (5).

A (A) binding contract to apply Net Proceeds in accordance with clauses (2) through (4) above will toll the 365-day period in respect of such Net Proceeds or (B) determination by the Issuer to potentially apply all or a portion of such Net Proceeds towards the exercise of an outstanding Vessel Purchase Option Contract will toll the 365-day period in respect of such Net Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period; provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365-day period referenced in clause (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the “Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Reinvestment Termination Date and the Issuer (or the applicable Restricted Subsidiary, as the case may be) shall not have applied such Net Proceeds pursuant to clauses (1) through (6) above on or before the Reinvestment Termination Date, such Net Proceeds shall constitute Excess Proceeds (as defined below).

Pending the final application of any Net Proceeds, the Issuer or any of its Restricted Subsidiaries may temporarily reduce outstanding Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales involving assets other than Collateral that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Issuer will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be required to be purchased out of the Excess Proceeds. The offer price for the notes in any Asset Sale Offer will be equal to 102% of principal amount of the notes plus accrued and unpaid interest thereon, if any, to the date of purchase, and will be payable in cash, and the offer or redemption price for such pari passu Indebtedness shall be as set forth in the related documentation governing such Indebtedness. If any Excess Proceeds remain after consummation of an Asset Sale Offer, those Excess Proceeds may be used for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness described above tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds (as certified in an Officer’s Certificate of the Issuer to the trustee or the agent for such other pari passu Indebtedness), the trustee will select the notes and the Issuer or the agent for such other pari passu Indebtedness will select such other pari passu Indebtedness to be purchased (i) if the notes are represented by global certificates, by lot or such other similar method in accordance with applicable procedures of DTC, or (ii) if there are no such requirements of DTC or if the notes are represented by definitive certificates, on a pro rata basis or by lot (as directed by the Issuer). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero (regardless of whether there are any remaining Excess Proceeds upon such completion). The Issuer may elect to satisfy their obligations to make an Asset Sale Offer prior to the expiration of the relevant period or with respect to Excess Proceeds of $25.0 million or less. Upon consummation or expiration of any such Asset Sale Offer, any remaining Net Proceeds shall not be deemed Excess Proceeds and the Issuer may use such Net Proceeds for any purpose not otherwise prohibited under the indenture.

The Issuer will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Asset Sales Involving Collateral

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale involving Collateral unless:

(1)	the Issuer or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (for the avoidance of doubt, the Fair Market Value may be determined at a time a contract is entered into for an Asset Sale) of the assets or Equity Interests sold or otherwise disposed of; and

(2)	such Asset Sale is either of (i) the Issuer’s or the relevant Restricted Subsidiary’s entire interest in the applicable Mortgaged Vessel or Mortgaged Container Asset (the “Sold Mortgaged Asset”) together with the applicable Assigned Contracts, Obligatory Insurances and, in the case of Mortgaged Container Assets, applicable hires, leases, insurance and related agreements (collectively, the “Related Agreements”); provided, further, that the Issuer may elect to sell only the Mortgaged Vessel or Mortgaged Container Asset and retain all or any portion of the Related Agreements, provided that if any such Related Agreements are transferred to a Subsidiary that is not a Mortgaged Guarantor, then the Issuer or such Mortgaged Guarantor shall receive either (x) Qualified Collateral having a Fair Market Value that is not less than the Fair Market Value of such Related Agreements or (y) cash in an amount equal to the Fair Market Value of such Related Agreement which it shall immediately deliver to the Security Agent, for the benefit of secured parties under the Intercreditor Agreement, which amounts shall constitute Trust Monies hereunder or (ii) all the Capital Stock of the Restricted Subsidiary that owns such Mortgaged Vessel or Mortgaged Container Asset and related assets;

(3)	the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary consists entirely (x) in the case of an Asset Sale involving Existing Mortgaged Vessels, of cash or Cash Equivalents and (y) in the case of any other Asset Sale involving Collateral, of cash or Cash Equivalents or Qualified Vessels or Qualified Container Assets. For purposes of this provision, any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 90 days of the Asset Sale, converted, sold or exchanged by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents, will be deemed to be cash to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange; provided that the Issuer secures such assets as Collateral in favor of the Security Agent on a first priority basis for the benefit of the secured parties under the Intercreditor Agreement promptly upon receipt thereof (and any such securities, notes or other obligations shall be deemed to be Trust Monies under the indenture); and

(4)	no Default or Event of Default shall have occurred and be continuing; and

(5)	such Asset Sale is made in compliance with the provisions described under “—Security—Possession, Use and Release of Collateral” above.

In the event the Issuer receives Net Proceeds of at least $2.0 million from an Asset Sale involving an Existing Mortgaged Vessel or the Equity Interests of a Mortgaged Guarantor that owns an Existing Mortgaged Vessel, the Issuer will be required, within 90 days of the receipt of such Net Proceeds, to apply such Net Proceeds to (A) make a Collateral Sale Offer in accordance with the provisions described below and in the indenture to purchase a principal amount of notes and (B) to repay or prepay any outstanding obligations under the Revolving Credit Facility, in each case by applying such Net Proceeds to each of the purposes described in the preceding clauses (A) and (B) in proportion to the aggregate principal amount of notes then outstanding and aggregate obligations under the Revolving Credit Facility then outstanding, respectively, as percentages of the total amount of notes and borrowings under the Revolving Credit Facility then outstanding.

In respect of any other Asset Sale involving Collateral, within 365 days (subject to extension as provided in the immediately succeeding paragraph) after the receipt of any Net Proceeds from such Asset Sale, the Issuer or the applicable Restricted Subsidiary shall apply such Net Proceeds to:

(1)	repay or prepay obligations under the Revolving Credit Facility in an amount not to exceed the amount outstanding at the time of repayment or prepayment under the Revolving Credit Facility that has been used to acquire Mortgaged Vessels or Mortgaged Container Assets to the extent such outstanding amount ranks super-senior to the notes and any additional notes under the Intercreditor Agreement;

(2)	provided that no Default or Event of Default shall have occurred and be continuing, acquire one or more Qualified Container Assets or Qualified Vessels (and to make any Permitted Repairs with respect thereto) and make such Qualified Vessel(s) or Qualified Container Asset(s) subject to the Lien of the applicable Security Documents in accordance with the provisions thereof described under “—Security—Possession, Use and Release of Collateral” and the first paragraph of “—Security—Addition and Substitution of Qualified Collateral”;

(3)	make capital expenditures relating to Mortgaged Vessels or Mortgaged Container Assets;

(4)	make a Collateral Sale Offer in accordance with the provisions described below and in the indenture or repay or prepay any other Indebtedness that ranks pari passu with the notes or the Guarantees of the notes; and/or

(5)	any combination of the transactions permitted by the foregoing clauses (1) through (4).

A (A) binding contract to apply Net Proceeds in accordance with clause (2) above will toll the 365-day period in respect of such Net Proceeds or (B) determination by the Issuer to potentially apply all or a portion of such Net Proceeds towards the exercise of an outstanding Vessel Purchase Option Contract will toll the 365-day period in respect of such Net Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365-day period referenced in clause (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the “Collateral Proceeds Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Collateral Proceeds Reinvestment Termination Date and the Issuer (or the applicable Mortgaged Guarantor, as the case may be) shall not have otherwise applied such Net Proceeds pursuant to clauses (1) through (5) above on or before the Collateral Proceeds Reinvestment Termination Date, such Net Proceeds shall constitute Excess Collateral Proceeds (as defined below).

Any Net Proceeds from Asset Sales involving Collateral that are not applied or invested as provided in the third paragraph of this covenant will constitute “Excess Collateral Proceeds.” When the aggregate amount of Excess Collateral Proceeds exceeds $25.0 million, the Issuer will make an offer (a “Collateral Sale Offer”) to all holders of notes to purchase the maximum principal amount of notes that may be required to be purchased out of the Excess Collateral Proceeds. The offer price for the notes in any Collateral Sale Offer will be equal to 102% of principal amount of the notes plus accrued and unpaid interest thereon, if any, to the date of purchase, and will be payable in cash. If any Excess Collateral Proceeds remain after consummation of a Collateral Sale offer, those Excess Collateral Proceeds shall be retained as Trust Monies. If the aggregate principal amount of notes tendered into such Collateral Sale Offer exceeds the amount of Excess Collateral Proceeds (as certified in an Officer’s Certificate of the Issuer to the trustee), the trustee will select the notes to be purchased (i) if the notes are represented by global certificates, by lot or such other similar method in accordance with applicable procedures of DTC, or (ii) if there are no such requirements of DTC or if the notes are represented by definitive certificates, on a pro rata basis or by lot (as directed by the Issuer). Upon completion of each Collateral Sale Offer, the amount of Excess Collateral Proceeds will be reset at zero (regardless of whether there are any remaining Excess Collateral Proceeds upon such completion). The Issuer may elect to satisfy their obligations to make a Collateral Sale Offer prior to expiration of the relevant period or with respect to Excess Collateral Proceeds of $25.0 million or less.

Whenever Net Proceeds from any Asset Sale involving Collateral are received by the Issuer, such Net Proceeds shall be deposited with the trustee and secured in favor of the Security Agent as Trust Monies constituting Collateral subject to disposition as provided in this covenant or as provided under the “—Possession, Use and Release of Collateral” and “—Use and Investment of Trust Monies” provisions described above.

The Issuer will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to a Collateral Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Events of Loss

If an Event of Loss occurs at any time with respect to a Mortgaged Vessel or Mortgaged Container Asset (the Mortgaged Vessel or Mortgaged Container Asset suffering such Event of Loss being the “Lost Mortgaged Asset”), the Issuer or the relevant Restricted Subsidiary shall deposit all Event of Loss Proceeds with respect to such Event of Loss with the Security Agent as Trust Monies constituting Collateral subject to disposition as provided in this covenant or as provided under the “—Possession, Use and Release of Collateral” and “—Use and Investment of Trust Monies” provisions described above. Such amount is hereinafter called the “Loss Redemption Amount.”

In the event the Issuer receives Event of Loss Proceeds of at least $2.0 million from an Event of Loss involving an Existing Mortgaged Vessel, the Issuer will be required, within 60 days of the receipt of such Event of Loss Proceeds, to apply such Event of Loss Proceeds to (A) make an Event of Loss Offer in accordance with the provisions described below and in the indenture to purchase a principal amount of notes and (B) to repay or prepay any outstanding obligations under the Revolving Credit Facility, in each case by applying such Event of Loss Proceeds to each of the purposes described in the preceding clauses (A) and (B) in proportion to the aggregate principal amount of notes then outstanding and aggregate obligations under the Revolving Credit Facility then outstanding, respectively, as percentages of the total amount of notes and borrowings under the Revolving Credit Facility then outstanding.

In respect of any other Event of Loss within 365 days (subject to extension as provided in the immediately succeeding paragraph) after the receipt of any Event of Loss Proceeds, the Issuer or the applicable Restricted Subsidiary shall apply such Event of Loss Proceeds to:

(1)	repay or prepay obligations under the Revolving Credit Facility in an amount not to exceed the amount outstanding at the time of repayment or prepayment under the Revolving Credit Facility that has been used to acquire Mortgaged Vessels or Mortgaged Container Assets to the extent such outstanding amount ranks super-senior to the notes and any additional notes under the Intercreditor Agreement;

(2)	provided that no Default or Event of Default shall have occurred and be continuing, acquire one or more Qualified Container Assets or Qualified Vessels (and to make any Permitted Repairs with respect thereto) and make such Qualified Vessel(s) or Qualified Container Asset(s) subject to the Lien of the applicable Security Documents in accordance with the provisions thereof described under “—Security—Possession, Use and Release of Collateral” and the first paragraph of “—Security—Addition and Substitution of Qualified Collateral;”

(3)	make capital expenditures relating to Mortgaged Vessels or Mortgaged Container Assets;

(4)	make an Event of Loss Offer in accordance with the provisions described below and in the indenture or repay or prepay any other Indebtedness that ranks pari passu with the notes or the Guarantees of the notes ; and/or

(5)	any combination of the transactions permitted by the foregoing clauses (1) through (4).

A (A) binding contract to apply Event of Loss Proceeds in accordance with clause (2) above will toll the 365-day period in respect of such Event of Loss Proceeds or (B) determination by the Issuer to potentially apply all or a portion of such Event of Loss Proceeds towards the exercise of an outstanding Vessel Purchase Option Contract will toll the 365-day period in respect of such Event of Loss Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Event of Loss Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365-day period referenced in clause (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the “Loss Proceeds Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Loss Proceeds Reinvestment Termination Date and the Issuer (or the applicable Mortgaged Guarantor, as the case may be) shall not have applied such Event of Loss Proceeds pursuant to clause (1) above on or before the Loss Proceeds Reinvestment Termination Date, such Event of Loss Proceeds shall constitute Excess Loss Proceeds.

Any Event of Loss Proceeds that are not applied or invested as provided in the third paragraph of this covenant will constitute “Excess Loss Proceeds.” When the aggregate amount of Excess Loss Proceeds exceeds $25.0 million, the Issuer will make an offer (an “Event of Loss Offer”) to all holders of notes to purchase the maximum principal amount of notes that may be required to be purchased out of the Excess Loss Proceeds. The offer price for the notes in any Event of Loss Offer will be equal to 102% of principal amount of the notes plus accrued and unpaid interest thereon, if any, to the date of purchase, and will be payable in cash. If any Event of Loss Proceeds remain after consummation of an Event of Loss Offer, those Excess Loss Proceeds shall be retained as Trust Monies. If the aggregate principal amount of notes tendered into such Event of Loss Offer exceeds the amount of Excess Loss Proceeds (as certified in an Officer’s Certificate of the Issuer to the trustee), the trustee will select the notes to be purchased (i) if the notes are represented by global certificates, by lot or such other similar method in accordance with applicable procedures of DTC, or (ii) if there are no such requirements of DTC or if the notes are represented by definitive certificates, on a pro rata basis or by lot (as directed by the Issuer). Upon completion of each Event of Loss Offer, the amount of Excess Loss Proceeds will be reset at zero (regardless of whether there are any remaining Event of Loss Proceeds upon such completion). The Issuer may elect to satisfy its obligations to make an Event of Loss Offer prior to expiration of the relevant period or with respect to Excess Loss Proceeds of $25.0 million or less.

The Issuer will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Event of Loss Offer. To the extent that the provisions of any securities laws or regulations conflict with the Event of Loss provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Event of Loss provisions of the indenture by virtue of such compliance.

Excess Cash Flow

Within 120 days following the end of each fiscal year, commencing in respect of the year ended December 31, 2014, the Issuer will be required to make an offer (the “Excess Cash Flow Offer”) to all holders of notes to repurchase the notes in cash (the “Excess Cash Flow Payment”) up to a maximum amount per annum equal to the lesser of (a) Excess Cash Flow for such fiscal year and (b) $20.0 million, at a price equal to 102% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date, and on the terms set forth in the indenture; provided that no Excess Cash Flow Offer will need to be made in respect of any fiscal year in which Excess Cash Flow is less than $1.0 million, in which case such amount shall be added to “Excess Cash Flow” in respect of the following fiscal year. To the extent that the aggregate amount of notes so validly tendered and not properly withdrawn pursuant to an Excess Cash Flow Offer is less than the Excess Cash Flow, the Issuer may use any remaining Excess Cash Flow for general corporate purposes, subject to other covenants contained in the Indenture.

If the aggregate principal amount of notes surrendered by holders thereof exceeds the amount of Excess Cash Flow (as certified in an Officer’s Certificate of the Issuer to the trustee), the trustee will select notes for repurchase (i) if the notes are represented by global certificates, by lot or such other similar method in accordance with applicable procedures of DTC, or (ii) if there are no such requirements of DTC or if the notes are represented by definitive certificates, on a pro rata basis or by lot (as directed by the Issuer).

In connection with the Excess Cash Flow Offer, the Issuer will deliver electronically or mail a notice to each holder (with a copy to the trustee and the Paying Agent) including the amount of Excess Cash Flow and offering to repurchase notes on the payment date specified in the notice (the “Excess Cash Flow Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered electronically or mailed, other than as may be required by law, pursuant to the procedures required by the indenture and described in such notice.

The Issuer will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes. To the extent that the provisions of any securities laws or regulations conflict with the Excess Cash Flow provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Excess Cash Flow provisions of the indenture by virtue of such compliance.

On the Excess Cash Flow Payment Date, the Issuer will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Excess Cash Flow Offer;

(2)	deposit with the Paying Agent an amount equal to the Excess Cash Flow Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuer.

The Paying Agent will promptly mail or pay by wire transfer to each holder of notes properly tendered the Excess Cash Flow Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof.

The Issuer will inform the holders of the notes, the trustee and the Paying Agent of the results of the Excess Cash Flow Offer on or as soon as practicable after the Excess Cash Flow Payment Date.

The Issuer will not be required to make an Excess Cash Flow Offer if a third party makes the Excess Cash Flow Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to an Excess Cash Flow Offer made by the Issuer and purchases all notes properly tendered and not withdrawn under the Excess Cash Flow Offer, or notice of redemption has been given in respect of all of the notes then outstanding pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The provisions under the indenture relating to the Issuer’s obligation to make an Excess Cash Flow Offer may be waived or modified with the consent of the holders of a majority in principal amount of the notes.

General

The Revolving Credit Facility may contain prohibitions on the ability of the Issuer and its Subsidiaries to voluntarily repurchase, redeem or prepay certain of their Indebtedness, including the notes, and limitations on the ability of the Issuer and its Subsidiaries to engage in Asset Sales and may provide that any Change of Control under the indenture governing the notes constitutes an event of default or mandatory prepayment event under the Revolving Credit Facility. Additionally, future agreements may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Issuer to repurchase the notes upon a Change of Control, an Asset Sale or an Excess Cash Flow Offer could cause a default under these other agreements, even if the Change of Control, Asset Sale or Excess Cash Flow Offer itself does not, due to the financial effect of such repurchases on the Issuer and its Subsidiaries. In the event a Change of Control, Asset Sale or Excess Cash Flow Offer occurs at a time when the Issuer is prohibited from purchasing notes, the Issuer could seek the consent of its other lenders to the purchase of notes or could attempt to refinance, repay or replace the borrowings that contain such prohibition and enter into new credit facilities without such prohibition. If the Issuer does not obtain a consent or refinance, repay or replace those borrowings, the Issuer will remain prohibited from purchasing notes. In that case, the Issuer’s failure to purchase tendered notes would constitute an Event of Default under the indenture which, in turn, may constitute a default under the other indebtedness. Finally, the Issuer’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Issuer’s then existing financial resources. See “Risk Factors—Risks Relating to Our Indebtedness and the Notes—We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the notes.”

Certain Covenants

Set forth below are summaries of certain covenants contained in the indenture. If on any date following the Issue Date (i) the notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the following covenants (collectively, the “Suspended Covenants”):

(1)	“—Repurchase at the Option of Holders—Asset Sales and Events of Loss—Asset Sales Not Involving Collateral;”

(2)	“—Repurchase at the Option of Holders—Excess Cash Flow;”

(3)	“—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(4)	“—Restricted Payments;”

(5)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(6)	“—Transactions with Affiliates;”

(7)	clause (3) of the first paragraph of “—Merger, Consolidation or Sale of Assets;” and

(8)	“—Subsidiary Guarantees.”

In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants under the indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events.

The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.” Upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds and the amount of Excess Cash Flow shall be each reset at zero. In the event of any such reinstatement, no action taken or omitted to be taken by the Issuer and the Restricted Subsidiaries prior to such reinstatement that would otherwise be a breach of any Suspended Covenant will give rise to a Default or Event of Default under the indenture with respect to the notes; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described under the caption “—Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period, and (2) all Indebtedness incurred, or Disqualified Stock or preferred stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (2) of the second paragraph of “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” No Subsidiaries shall be designated as Unrestricted Subsidiaries during any Suspension Period. During the Suspension Period, any future obligations to grant further Guarantees of the notes shall be suspended but such further obligation to grant Guarantees of the notes shall be reinstated upon the Reversion Date.

The Issuer will promptly deliver to the trustee an Officer’s Certificate identifying any Covenant Suspension Event including the date thereof and any Reversion Date. The trustee shall not (i) have any duty to notify the holders of the notes of any Covenant Suspension Event or Reversion Date, or (ii) be deemed to have any knowledge of a Covenant Suspension Event or any Reversion Date unless it shall have received the Officer’s Certificate described in this “—Certain Covenants.”

There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Issuer will not issue any shares of Disqualified Stock, and the Issuer will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period:

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by the Issuer or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $40.0 million provided however that any amounts outstanding under any Credit Facility that have been used to acquire Mortgaged Vessels or Mortgaged Container Assets can only be repaid or prepaid prior to its stated maturity with (i) the proceeds from Indebtedness that is secured by Permitted Liens incurred pursuant to clauses 6 and 13(b) of the definition of Permitted Liens, (ii) the net cash proceeds received by the Issuer after the Issue Date as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Issuer) of Qualified Equity Interests; (iii) the Net Proceeds of an Asset Sale involving Collateral or Event of Loss Proceeds, in each case, in accordance with the provisions described under “Repurchase at the Option of Holders—Asset Sales and Events of Loss”; or (iv) cash or Cash Equivalents, provided that the amounts available under clauses (15) and (18) of the definition of “Permitted Investments” shall be reduced by any amount of cash or Cash Equivalents under this clause (iv) so used to repay or prepay any Credit Facility; provided, further, that if the Revolving Credit Facility is repaid at its stated maturity other than in one of the ways set forth in clauses (i) through (iv) of the preceding proviso, the amount of Indebtedness that the Issuer or any Guarantor may incur pursuant to this clause (1) shall be reduced to zero;

(2)	the incurrence by the Issuer and its Restricted Subsidiaries of the Existing Indebtedness and the issuance by the Issuer of the Existing Mandatorily Redeemable Preference Shares;

(3)	the incurrence of the notes and the Guarantees;

(4)

the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, charter expense, lease expense, rental payments or cost of design, construction, installation or improvement of Vessels or Container Assets used in the business of the Issuer or any of its Restricted Subsidiaries (including any reasonable related fees or expenses incurred in connection therewith), whether through the charter of, leasing of, or the direct purchase of, or of the Capital Stock of any Person owning, such Vessels or Container Assets (including any Indebtedness deemed to be incurred in connection with such purchase) (it being understood that any such Indebtedness may be incurred after the acquisition, purchase, charter or leasing or the construction, installation or the making of any improvement with respect to any such Vessel or Container Asset); provided that (x) the principal amount of Indebtedness incurred pursuant to this clause (4), including all Indebtedness incurred pursuant to this clause (4) to renew, refund, replace, refinance, defease or discharge any Indebtedness incurred pursuant to this clause (4), does not, at the time of incurrence, exceed (i) in the case of a completed Vessel, 65% of its Fair Market Value plus any other Ready for Sea Cost of such Vessel, (ii) in the case of an uncompleted Vessel, 65% of the contract price for the acquisition of such Vessel, as determined on the date on which the agreement for construction of such Vessel was entered into by the Issuer or any Restricted Subsidiary, plus any other Ready for Sea Cost of such Vessel, (iii) in the case of a completed Container Asset, 100% of its Fair Market Value and (iv) in the case of an uncompleted Container Asset, 100% of the contract price for the acquisition of such Container Asset, as determined on the date on which the agreement for construction of such Container Asset was entered into by the Issuer or any Restricted Subsidiary and (y) any contribution of cash, Cash Equivalents or assets of the Issuer or any Restricted Subsidiary in connection with such financing qualifies as a Designated Asset Finance Contribution;

(5)	Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the Ready For Sea Cost (as determined in good faith by the Issuer) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Issuer or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

(6)	Indebtedness of the Issuer or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Issuer or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Issuer or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of a Permitted Business; (iii) any expenditures which will or may reasonably be expected to be recoverable from insurance on such Vessels; and (iv) the release from arrest, detention, attachment or levy of any of its assets (including Collateral) by any court or competent authority (including any governmental or regulatory agency);

(7)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (5), (6), (7) or (14) of this paragraph;

(8)	the incurrence of Indebtedness by the Issuer owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Issuer or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

(9)	the issuance by any of the Issuer’s Restricted Subsidiaries to the Issuer or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer; and

(b)	any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Issuer nor a Restricted Subsidiary of the Issuer;

will be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);

(10)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

(11)	the guarantee by the Issuer or any Guarantor of Indebtedness of the Issuer or a Restricted Subsidiary of the Issuer that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is contractually subordinated to the notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

(12)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds in the ordinary course of a Permitted Business;

(13)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 30 business days;

(14)	Indebtedness, Disqualified Stock or preferred stock of (x) the Issuer or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Issuer or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Issuer; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), either (A) the Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.25 to 1.0 or (B) the Fixed Charge Coverage Ratio for the Issuer’s most recently four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would not be less than immediately prior to such transactions;

(15)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities, contribution, obligations in respect of purchase price adjustments or, in each case, similar obligations, in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(16)	Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;

(17)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof;

(18)	the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness through the provision of bonds, guarantees, letters of credit or similar instruments required by the United States Federal Maritime Commission or other governmental or regulatory agencies, including, without limitation, customs authorities; in each case, for Vessels owned, leased, time chartered or bareboat chartered to or by the Issuer or any Restricted Subsidiary;

(19)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in the form of customer deposits and advance payments received in the ordinary course of a Permitted Business from customers for services purchased in the ordinary course of a Permitted Business;

(20)	Indebtedness of the Issuer or any of its Restricted Subsidiaries arising from customary cash management services or in connection with any automated clearinghouse transfer of funds in the ordinary course of a Permitted Business; and

(21)	the incurrence by the Issuer or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (21), not to exceed $15.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (21) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, may divide and/or classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later redivide and/or reclassify, all or a portion of such item of Indebtedness, Disqualified Stock and preferred stock, in any manner that complies with this covenant. Indebtedness under all Credit Facilities outstanding or committed to on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) above (whether or not outstanding on the Issue Date) and thereafter may not be reclassified in any manner under this paragraph.

The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Issuer as accrued.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)	the Fair Market Value of such assets at the date of determination; and

(B)	the amount of the Indebtedness of the other Person that is secured by such assets; and

(4)	in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

For purposes of determining compliance with this covenant, (i) Acquired Debt shall be deemed to have been incurred by the Issuer or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Issuer (or is merged into the Issuer or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Issuer and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted. In addition, in connection with the incurrence of any Indebtedness pursuant to the first paragraph of this covenant, the Issuer may elect, pursuant to an Officer’s Certificate delivered to the trustee, to treat all or any portion of the commitment under any Indebtedness which is to be incurred, as being incurred as of the Calculation Date and any subsequent incurrence of Indebtedness under such commitment that was so treated shall not be deemed, for purposes of this calculation, to be an incurrence of additional Indebtedness.

For purposes of determining compliance with any U.S. Dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a different currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred; provided, however, that (i) if such Indebtedness denominated in non-dollar currency is subject to a Currency Exchange Protection Agreement with respect to U.S. dollars, the amount of such Indebtedness expressed in U.S. dollars will be calculated so as to take account of the effects of such Currency Exchange Protection Agreement; and (ii) the dollar-equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the

Issue Date. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the dollar-equivalent of the Indebtedness refinanced determined on the date such Indebtedness was originally incurred, except that to the extent that:

(1) such dollar-equivalent was determined based on a Currency Exchange Protection Agreement, in which case the Permitted Refinancing Indebtedness will be determined in accordance with the preceding sentence; and

(2) the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the dollar-equivalent of such excess will be determined on the date such refinancing Indebtedness is being incurred.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Neither the Issuer nor any Guarantor will incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Issuer or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuer or any Guarantor solely by virtue of being unsecured or by virtue of being secured with different collateral or by virtue of being secured on a junior priority basis or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness.

Restricted Payments

(I)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)	pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the holders of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Issuer or a Restricted Subsidiary of the Issuer);

(ii)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(iii)	make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Issuer or any Guarantor (excluding any Existing Indebtedness, or any Indebtedness owed to and held by the Issuer or any of its Restricted Subsidiaries); or

(iv)	make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Restricted Payment;

(2)

the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge

Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since the Issue Date (including Restricted Payments deemed to have been made pursuant to the definitions of “Designated Additional Notes Contribution” or “Designated Asset Finance Contribution” but excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10) and (12) of the next succeeding paragraph), is not greater than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from January 1, 2014 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	(i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Issuer after the Issue Date as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Issuer) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Issuer) of Disqualified Stock or Indebtedness of the Issuer that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus

(c)	to the extent that any Restricted Investment that was made after the Issue Date is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	to the extent that any Unrestricted Subsidiary of the Issuer is redesignated as a Restricted Subsidiary after the Issue Date or is merged into the Issuer or a Restricted Subsidiary or transfers all or substantially all its assets to the Issuer or a Restricted Subsidiary or an entity in which the Issuer or a Restricted Subsidiary has made a Restricted Investment becomes a Restricted Subsidiary, the Fair Market Value of the Investment of the Issuer and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment), merger, transfer or other action, as the case may be; plus

(e)	any amount previously treated as a Restricted Payment on account of any guarantee entered into by the Issuer or a Restricted Subsidiary upon the unconditional release of such guarantee; minus

(f)	any amount of interest paid to service Indebtedness incurred pursuant to the first paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and clause (21) of the definition of Permitted Debt.

(II)	The preceding provisions will not prohibit:

(1)	the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration of such payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Issuer), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Issuer received by the Issuer; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for the purposes of the “Optional Redemption” provisions of the indenture;

(3)	the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of the Issuer or any of its Restricted Subsidiaries with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

(4)	the payment of any dividend or other distribution (or, in the case of any partnership, limited liability Issuer or similar entity, any similar distribution) by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Issuer or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Issuer or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million (determined as of the beginning of such calendar year) in any calendar year; provided, further, that such amount may be increased by an amount not to exceed:

(A)	the cash proceeds from the sale of Qualified Equity Interests of the Issuer to directors, officers, employees or consultants of the Issuer or any of its Restricted Subsidiaries that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement will not increase the amount available for Restricted Payments under clause (3) of the immediately preceding paragraph), plus

(B)	the cash proceeds of key-man life insurance policies received by the Issuer or any Restricted Subsidiary after the Issue Date;

provided that to the extent that any portion of the unused amounts permitted to be paid pursuant to this clause is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(6)	cancellation of Indebtedness owing to the Issuer from officers or directors of the Issuer in connection with a repurchase of Qualified Equity Interests of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such officers or directors as consideration for the purchase of the Qualified Equity Interests so repurchased;

(7)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

(8)	the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(9)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Issuer or preferred stock of a Restricted Subsidiary (excluding the Existing Mandatorily Redeemable Preference Shares), in each case, issued after the Issue Date in accordance with the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(10)

(A) the declaration and payment of quarterly cash dividends to holders of the Existing Mandatorily Redeemable Preference Shares in accordance with the terms of such instruments and dividends or distributions or interest on Permitted Refinancing Indebtedness or Qualified Equity Interests issued in exchange for, or to refinance, replace, or refund, Existing Mandatorily Redeemable Preference Shares; provided that the amount of cash dividends (or interest) paid in respect of such Permitted Refinancing

Indebtedness or Qualified Equity Interests pursuant to this clause (10)(A) shall not exceed an amount per annum equal to 6.0% of the applicable principal amount or liquidation preference (the “Applicable Cap”) of such Existing Mandatorily Redeemable Preference Shares, Permitted Refinancing Indebtedness or Qualified Equity Interests; provided further that any cash dividends (or interest) paid in respect of such Permitted Refinancing Indebtedness or Qualified Equity Interests pursuant to the this clause (10)(A) that would exceed the Applicable Cap will be included in subsequent calculations under clause (I)(3) of this covenant; and (B) the payment, redemption, repurchase or other acquisition or retirement for value or reduction of the outstanding liquidation preference of any Existing Mandatorily Redeemable Preference Shares of the Issuer or any of its Restricted Subsidiaries with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests; provided that such payments pursuant to this clause (10)(B) shall not exceed $50.0 million in the aggregate;

(11)	payments made to purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of the Issuer or any of its Restricted Subsidiaries (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Issuer and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under the covenant entitled “—Repurchase at the Option of Holders—Change of Control” or (ii) with the Excess Proceeds of one or more Asset Sales not involving Collateral, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Issuer and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds set forth under the covenant entitled “—Repurchase at the Option of Holders—Asset Sales and Events of Loss” to the extent that such Subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(12)	payments pursuant to clauses (6) or (7) of the covenant described under “—Transactions with Affiliates”; and

(13)	Restricted Payments (other than Restricted Investments) in an aggregate amount, when taken together with all Restricted Payments made pursuant to this clause (13) not to exceed $7.5 million.

The amount of all Restricted Payments (other than cash and Cash Equivalents) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this covenant or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses (1) through (13) above or one or more clauses of the definition of “Permitted Investments,” the Issuer shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this covenant or of the definition of “Permitted Investment.”

Liens

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Issuer or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:

(1)	in the case of any Lien securing an obligation that ranks pari passu with the notes or a Guarantee, effective provision is made to secure the notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2)	in the case of any Lien securing an obligation that is subordinated in right of payment to the notes or a Guarantee, effective provision is made to secure the notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “Primary Lien”).

Notwithstanding the foregoing, the Issuer will not and will not permit any Mortgaged Guarantor to create, incur or assume any Lien (other than in favor of the Security Agent for the benefit of the holders of notes and the other creditors specified in the Intercreditor Agreement) upon (i) any of the Collateral other than Permitted Liens and those Liens permitted by the Security Documents; (ii) any Assigned Contracts entered into after the Issue Date in respect of any Mortgaged Vessel (or any right, title, benefit or interest thereunder) and (iii) any intercompany Indebtedness owed by the Issuer or any Guarantor to the Issuer or any Restricted Subsidiary.

Any Lien created for the benefit of the holders of the notes pursuant to the first paragraph above shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries that is not a Guarantor to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements, including, without limitation, those governing Existing Indebtedness (including the Revolving Credit Facility), as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2)	the indenture, the notes, any additional notes and the related Guarantees and the Intercreditor Agreement or any Additional Intercreditor Agreement;

(3)	applicable law, rule, regulation or order or governmental license, permit or concession;

(4)	any instrument governing Indebtedness or Equity Interests of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of a Permitted Business;

(6)	purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens and agreements related thereto that were permitted to be incurred under the provisions of the indenture described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Issuer has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of a Permitted Business;

(12)	customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Issuer or any Restricted Subsidiary;

(13)	provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;

(14)	provisions contained in agreements governing Indebtedness of the Issuer or Restricted Subsidiary incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the holders of the notes than the encumbrances and restrictions contained in the indenture or that may be contained in the Intercreditor Agreement or in any Credit Facility in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Issuer) and the Issuer determines in good faith that such encumbrance or restriction will not materially adversely affect the ability of the Issuer and its Restricted Subsidiaries, taken as a whole, to make principal or interest payments on the notes; and

(15)	Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $2.0 million, unless:

(1)	the Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person, with such determination to be made at the time such Affiliate Transaction is entered into or agreed to; and

(2)	(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the Issuer set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million or as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the Issuer or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view is obtained from an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Issuer in good faith).

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	director, officer, employee and consultant compensation, benefit, reimbursement and indemnification agreements, plans and arrangements (and payment awards in connection therewith) entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of a Permitted Business;

(2)	transactions between or among the Issuer and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because either (x) the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person or (y) a director of such Person is also a director of the Issuer; provided such director abstains from voting as a director of the Issuer on any matter involving such other person;

(4)	(w) any issuance of Qualified Equity Interests of the Issuer to an Affiliate and the granting or performance of registration rights in respect of any Qualified Equity Interests of the Issuer, which rights have been approved by the Board of Directors of the Issuer; (x) any contribution to the Qualified Equity Interest capital of the Issuer by an Affiliate; (y) any cash dividend or redemption payment required by the terms of the Existing Mandatorily Redeemable Preference Shares as in effect on the Issue Date or (z) any incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness or Disqualified Stock owed to or held by an Affiliate on the same basis as Indebtedness or Disqualified Stock owed to or held by non-Affiliates as part of any underwritten securities offering or syndicated loan financing, and any payments in respect of such Indebtedness;

(5)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and Investments consisting of Permitted Investments (other than Permitted Investments made under clauses (3) or (15) of the definition thereof);

(6)

the performance of obligations of the Issuer or any Restricted Subsidiary under the terms of any agreement that is in effect as of or on the Issue Date (other than the Existing Charters, the Existing Management Agreements or the Global Expense Agreement) and any amendment, modification, supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto) in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Issue Date;

(7)	the performance of obligations of the Issuer or any Restricted Subsidiary under the terms of the Existing Charters, the Existing Management Agreements and the Global Expense Agreement as in effect on the Issue Date or any amendment, modification, supplement, replacement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, replacement, extension or renewal, from time to time, thereto); provided, that

(A)	any such amendment or modification that has the effect of modifying the rate of charter hire during the current term of the Existing Charters as in effect on the Issue Date is (x) not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Issue Date, and (y) is on terms not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated person; and

(B)	any other amendment, modification, supplement, replacement, extension or renewal (including, for the avoidance of doubt, any extension or renewal of an Existing Charter effective upon the expiration of its current term as in effect on the Issue Date) is either (x) not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Issue Date, or (y) is on terms not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated person, in each case, as reasonably determined by a resolution of the Board of Directors of the Issuer and approved by a majority of the disinterested members thereof;

(8)	transactions effected as part of a Qualified Securitization Transaction;

(9)	transactions in which the Issuer delivers to the trustee an opinion as to the fairness to the Issuer or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view or that such Affiliate Transaction meets the requirements of clause (1) of the preceding paragraph, in each case, issued by an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined in good faith by the Issuer);

(10)	payments, loans or advances to employees or consultants or guarantees in respect thereof (or cancellation of loans, advances or guarantees) for bona fide business purposes;

(11)	other than with CMA CGM, transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of a Permitted Business and otherwise in compliance with the terms of the indenture; provided such transactions are on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person, as reasonably determined by the Issuer;

(12)	any sale or disposition of a Vessel for an aggregate purchase price equal to or exceeding its Appraised Value; and

(13)	transactions involving the purchase, redemption, exchange, acquisition or retirement of any Existing Mandatorily Redeemable Preference Shares and that (to the extent applicable, when considered together with any related transactions occurring in connection with such transactions) are in the best interests of the Issuer and the Restricted Subsidiaries as reasonably determined by a resolution of the Board of Directors of the Issuer and approved by a majority of the disinterested members thereof.

Regardless of the amount of aggregate payments or consideration to be made thereunder, and without limiting clause (7) above, the Issuer will not, and will not permit any of its Restricted Subsidiaries to, enter into any amendment, modification, supplement, replacement, extension or renewal, from time to time, of any Existing Charter or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, replacement, extension or renewal, from time to time, thereto) except in compliance with clause (7) above.

Merger, Consolidation or Sale of Assets

(a)	The Issuer may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Issuer is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Issuer is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws of an Eligible Jurisdiction, and (y) expressly assumes all the obligations of the Issuer under the notes, the indenture, the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents (as applicable);

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(3)	either (a) the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the Issuer or such surviving Person determined in accordance with the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” shall be greater than the Fixed Charge Coverage Ratio test for the Issuer and its Restricted Subsidiaries immediately prior to such transaction; and

(4)	for as long as the notes are listed on the Official List of the Irish Stock Exchange and admitted to trading on the Global Exchange Market and to the extent that the rules and regulations of the Irish Stock Exchange so require, notify such exchange or any such merger, consolidation, amalgamation or other combination or sale.

In addition, the Issuer may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of a Permitted Business.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

(b)	The Issuer will not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not the Issuer or such Guarantor is the surviving Person) unless:

(1)

subject to the Guarantee release provisions described under “—Subsidiary Guarantees” below, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer or a Guarantor) and expressly assumes all the obligations of such Guarantor under the Guarantee of such Guarantor, the indenture, the Intercreditor Agreement, any Additional Intercreditor Agreements and the Security Documents; and

(2)	immediately after such transaction, no Default or Event of Default exists.

(c)	This “Merger, Consolidation or Sale of Assets” covenant will not apply to any such consolidation, amalgamation or merger of, or any such sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of, the Issuer, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with or to an Affiliate solely for the purpose, and with the effect, of reorganizing the Issuer, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this “Merger, Consolidation or Sale of Assets” will prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Issuer or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Issuer may designate any Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or cause a Default to be continuing after such designation. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Issuer may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default or cause a Default to be continuing after such redesignation.

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced by a board resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer will be in default of such covenant. The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence immediately following such designation. Any Subsidiary of an Unrestricted Subsidiary will automatically be designated as an Unrestricted Subsidiary.

Subsidiary Guarantees

If the Issuer or any of its Restricted Subsidiaries acquires or creates a Restricted Subsidiary (or redesignates an Unrestricted Subsidiary as a Restricted Subsidiary) and such Restricted Subsidiary shall at any time have total assets with a book value in excess of $10.0 million, then such Restricted Subsidiary (unless such Subsidiary is a Securitization Subsidiary) must become a Guarantor and shall, within 45 business days of the date on which it was so acquired, created or redesignated or so capitalized:

(1)	execute and deliver to the trustee a supplemental indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer’s obligations under the notes and the indenture on the terms set forth in the indenture and, if such Restricted Subsidiary owns a Vessel required to become a Mortgaged Vessel or a Container Asset required to become a Mortgaged Container Asset, execute one or more Security Documents in favor of the Security Agent pursuant to which each such Vessel shall become a Mortgaged Vessel and each such Container Asset shall become a Mortgaged Container Asset for all purposes under the indenture in each case as provided for under the first paragraph of “—Security—Addition and Substitution of Qualified Collateral”; and

(2)	deliver to the trustee one or more opinions of counsel that such supplemental indenture and Security Documents, if any, have been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a valid and legally binding and enforceable obligation of such Restricted Subsidiary, subject to customary exceptions.

Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the indenture. For the avoidance of doubt, such Guarantor shall only be required to become a Mortgaged Guarantor to the extent required by the provisions of “—Security—Addition and Substitution of Qualified Collateral”.

The Guarantee of a Guarantor will automatically and unconditionally (without any further action on the part of any Person) be released:

(1)	in connection with any sale or other transfer of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer, if the sale or other disposition does not violate the “Asset Sales and Events of Loss” or “Transactions with Affiliates” provisions of the indenture;

(2)	in connection with any sale or other transfer of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Subsidiary of the Issuer, if (x) such Guarantor would no longer constitute a “Subsidiary” under the indenture and (y) the sale or other disposition does not violate the “Asset Sales and Events of Loss” provisions of the indenture;

(3)	substantially concurrently with the substitution of Qualified Vessels or Qualified Container Assets of another Restricted Subsidiary for all of the Mortgaged Vessels or Mortgaged Container Assets of that Guarantor in accordance with “—Security—Addition and Substitution of Qualified Collateral” (unless such Guarantor would still be required to grant a Guarantee under the first paragraph of this covenant);

(4)	if the Issuer designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(5)	in the case of a Restricted Subsidiary that has voluntarily issued a Guarantee of the notes, upon notice to the trustee by the Issuer of the designation of such Guarantor as non-Guarantor Restricted Subsidiary if all transactions entered into by such Restricted Subsidiary while a Guarantor would be permitted under the indenture at the time its Guarantee is released (and for such purpose all such transactions shall be deemed to have been entered into at the time of such release);

(6)	upon legal or covenant defeasance or satisfaction and discharge of the notes as provided below under the caption “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge;” and

(7)	in accordance with an enforcement action pursuant to the provisions of the Intercreditor Agreement and any Additional Intercreditor Agreement.

See “—Repurchase at the Option of Holders—Asset Sales and Events of Loss.”

Upon receipt by the Security Agent and the trustee of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in the indenture, the Intercreditor Agreement and the Security Documents relating to the release of the Guarantee have been complied with, the trustee and the Security Agent shall take all actions, reasonably requested by such Guarantor including the granting of releases or waivers under the Intercreditor Agreement or any Additional Intercreditor Agreement, that may be necessary to effectuate any release of a Guarantee in accordance with these provisions, subject to customary protections and indemnifications. Each of the releases set forth above shall be effected by trustee and the Security Agent without the consent of the holders of the notes or any other action or consent on the part of the trustee or the Security Agent. For the avoidance of doubt, the foregoing provisions shall not permit the Security Agent to release or, grant any waivers or otherwise take any action with respect to any guarantee given by the Issuer or any Guarantor to any secured party under the Intercreditor Agreement other than the trustee and the holders of notes (and any such release, waiver or action shall be governed by the Debt Documents applicable to such secured parties, the Intercreditor Agreement and any Additional Intercreditor Agreement).

Impairment of security interest

The Issuer shall not, and shall not permit any Restricted Subsidiary to, take or knowingly or negligently omit to take any action that would have the result of materially impairing the security interests with respect to the Collateral (it being understood, subject to the proviso below, that the incurrence of Permitted Liens shall under no circumstances be deemed to materially impair the security interest with respect to the Collateral) for the benefit of the trustee and the holders of the notes, and the Issuer shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Security Agent for the benefit of the trustee and the holders of the notes and the other beneficiaries described in the Security Documents and the Intercreditor Agreement or any Additional Intercreditor Agreement, any interest whatsoever in any of the Collateral, except that (i) the Issuer and its Restricted Subsidiaries may incur Permitted Liens, (ii) the Collateral may be discharged and released in accordance with the indenture, the applicable Security Documents or the Intercreditor Agreement or any Additional Intercreditor Agreement, (iii) the applicable Security Documents may be amended from time to time to cure any ambiguity, mistake, omission, defect, manifest error or inconsistency therein and (iv) the Issuer and its Restricted Subsidiaries may amend the security interests in any manner that does not adversely affect holders of the notes in any material respect; provided, however, that in the case of clauses (i), (iii) and (iv) above, in addition to any other requirements set forth in the indenture, the Security Documents and/or the Intercreditor Agreement, the Security Documents may not be amended, extended, renewed, restated, supplemented, released or otherwise modified or replaced, unless contemporaneously with any such action, the Issuer delivers to the trustee, (A) either (1) an Officer’s Certificate of the relevant Person, which confirms the solvency of the Person granting such security interest, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, or (2) an Opinion of Counsel, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, the Lien or Liens created under the Security Documents, so amended, extended, renewed, restated, supplemented, released, modified or replaced are valid Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, release, modification or replacement, (B) an Officer’s Certificate stating that all conditions precedent in the indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents relating to any such action have been complied with and (C) an Opinion of Counsel stating that all conditions precedent in the indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents relating to any such action have been complied with. In the event that the Issuer complies with the requirements of this covenant, the trustee and the Security Agent shall (subject to customary protections and indemnifications each of the trustee and the Security Agent being indemnified and secured to its satisfaction) consent to such amendments without the need for instructions from the holders of the notes.

Additional Intercreditor Agreements

The indenture will provide that, at the request of the Issuer, in connection with the incurrence by the Issuer or its Restricted Subsidiaries of any (x) Indebtedness permitted pursuant to the first paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or clause (1), (2), (3), (4) (other than with respect to Capital Lease Obligations), (5), (6), (8), (9), (10), (11), (14), (16) or (21) of the second paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) any Permitted Refinancing Indebtedness in respect of Indebtedness referred to in the foregoing clause (x), the Issuer, the relevant Restricted Subsidiaries, the revolver agent, the trustee and the Security Agent shall enter into with the holders of such Indebtedness (or their duly authorized representatives) an intercreditor agreement (an “Additional Intercreditor Agreement”) or a restatement, amendment or other modification of the existing Intercreditor Agreement on substantially the same terms as the Intercreditor Agreement (or terms not materially less favorable to the holders of the notes), including containing substantially the same terms with respect to release of Guarantees and priority and release of the security interests under the Security Documents; provided that such Additional Intercreditor Agreement will not impose any personal obligations on the trustee or Security Agent or, in the opinion of the trustee or Security Agent, as applicable, adversely affect the rights, duties, liabilities or immunities of the trustee or Security Agent under the indenture or the Intercreditor Agreement.

The indenture also will provide that, at the direction of the Issuer and without the consent of holders of the notes, the trustee and the Security Agent shall from time to time enter into one or more amendments to any Intercreditor Agreement or Additional Intercreditor Agreement to: (1) cure any ambiguity, omission, defect, manifest error or inconsistency of any such agreement, (2) increase the amount or types of Indebtedness covered by any such agreement that may be incurred by the Issuer or any Restricted Subsidiary that is subject to any such agreement (including with respect to any Intercreditor Agreement or Additional Intercreditor Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the notes), (3) add Restricted Subsidiaries to the Intercreditor Agreement or an Additional Intercreditor Agreement, (4) further secure the notes (including additional notes), (5) make provision for equal and ratable pledges of the Collateral to secure additional notes, (6) implement any Permitted Liens, (7) amend the Intercreditor Agreement or any Additional Intercreditor Agreement in accordance with the terms thereof, or (8) make any other change to any such agreement that does not adversely affect the holders of the notes in any material respect, making all necessary provisions to ensure that the notes and the Guarantees are secured by first-ranking Liens over the Collateral, that Indebtedness not exceeding $40.0 million is senior to the notes and the Guarantees from the proceeds of the enforcement of the Collateral and all other necessary provisions regarding voting, enforcement or other matters that are based on the Intercreditor Agreement and with such further modifications as would not be materially prejudicial to the interests of the holders of the notes. The Issuer shall not otherwise direct the trustee or the Security Agent to enter into any amendment to any Intercreditor Agreement or Additional Intercreditor Agreement without the consent of the holders of the majority in aggregate principal amount of the notes then outstanding, except as otherwise permitted below under “—Amendment, Supplement and Waiver”, and the Issuer may only direct the trustee and the Security Agent to enter into any amendment to the extent such amendment does not impose any personal obligations on the trustee or Security Agent or, in the opinion of the trustee or Security Agent, adversely affect their respective rights, duties, liabilities or immunities under the indenture or the Intercreditor Agreement or any Additional Intercreditor Agreement. In connection with any such amendment to the Intercreditor Agreement or Additional Intercreditor Agreement, the trustee and the Security Agent shall be entitled to receive and conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel each stating that such amendment is authorized or permitted by the terms of the indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents, and that all conditions precedent provided in the indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents relating to the execution and delivery of such amendment have been complied with.

The indenture shall also provide that, in relation to any Intercreditor Agreement or Additional Intercreditor Agreement, the trustee (and Security Agent, if applicable) shall consent on behalf of the holders of the notes to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the notes thereby; provided, however, that such transaction would comply with the covenant described under “—Restricted Payments”. In connection with providing any such consent, the trustee and the Security Agent shall be entitled to receive and may conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent provided in the indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents relating to such consent have been complied with. The indenture also will provide that each holder, by accepting a note, shall be deemed to have agreed to and accepted the terms and conditions of the Intercreditor Agreement or any Additional Intercreditor Agreement, (whether then entered into or entered into in the future pursuant to the provisions described herein) and to have directed the trustee and the Security Agent to enter into any such Additional Intercreditor Agreement. A copy of the Intercreditor Agreement or any Additional Intercreditor Agreement shall be made available for inspection during normal business hours on any Business Day upon prior written request at the Issuer’s offices.

Maintenance of listing

The Issuer will use all of its commercially reasonable efforts to list and maintain the listing of the notes on the Official List of the Irish Stock Exchange and the admission to trading of the notes on the Global Exchange Market for so long as such notes are outstanding; provided that if at any time the Issuer determines that it is unable to list or if maintenance of such listing becomes unduly onerous, it will obtain, prior to the delisting of the notes from the Official List of the Irish Stock Exchange, and thereafter use its commercially reasonable efforts to maintain, a listing of such notes on such other “recognized stock exchange” as defined in Section 1005 of the Income Tax Act 2007 of the United Kingdom.

Reports

Whether or not the Issuer is then subject to Section 13(a) or 15(d) of the Exchange Act, the Issuer will furnish to the trustee and the holders, so long as the notes are outstanding:

(1)	within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2)	within 120 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

(3)	at or prior to such times as would be required to be filed or furnished to the Commission if the Issuer was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that the Issuer would have been required pursuant thereto;

provided, however, that to the extent that the Issuer ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not the Issuer is then subject to Section 13(a) or 15(d) of the Exchange Act, the Issuer will furnish to the trustee and the holders, so long as any notes are outstanding, within 30 days of the respective dates on which the Issuer would be required to file such documents with the Commission if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act.

The Issuer will also make available copies of all reports required by clauses (1) through (3) of the first paragraph of this covenant, if and so long as the notes are listed on the Official List of the Irish Stock Exchange and admitted for trading on the Global Exchange Market and the rules and regulations of the Irish Stock Exchange so require, at the offices of the Paying Agent or, to the extent and in the manner permitted by such rules, post such reports on the official website of the Irish Stock Exchange (www.ise.ie).

In addition, whether or not required by the rules and regulations of the Commission, the Issuer will electronically file or furnish, as the case may be, a copy of all such information and reports that it would be required to file as a foreign private issuer with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Issuer has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports referred to in the first paragraph of this covenant to the trustee and the holders of notes if the Issuer has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available. Furthermore, notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “—Events of Default and Remedies” until 120 days after the date any report hereunder is due, and any failure to comply with this covenant shall automatically be cured when the Issuer provides all required reports to the holders of the notes.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default by the Issuer or any Guarantor for 30 consecutive days in the payment when due and payable of interest, if any, with respect to, the notes;

(2)	default by the Issuer or any Guarantor in payment when due and payable of the principal of or premium, if any, on the notes;

(3)	failure by the Issuer or any of its Restricted Subsidiaries to comply with any other covenants in the indenture for 60 consecutive days after notice has been given to the Issuer by the trustee or to the Issuer and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding specifying the default and demanding compliance with any of the other covenants in the indenture;

(4)	failure by the Issuer or any of its Restricted Subsidiaries to comply with any term, covenant, condition or provision of the Security Documents, for 60 consecutive days after notice has been given to the Issuer by the trustee or to the Issuer and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding specifying the default and demanding compliance with the Security Documents;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, whether such Indebtedness now exists or is created after the Issue Date, if that default:

(a)	is caused by a failure to pay the principal amount of any such Indebtedness at its stated final maturity after giving effect to any applicable grace periods (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its stated final maturity,

and, in the case of (a) and (b) above, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6)	failure by the Issuer or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $25.0 million in excess of amounts that are covered by insurance or which have been bonded, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(7)	except as permitted by the indenture including upon the permitted release of the Guarantee, any Guarantee of a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor or any Person acting on behalf of any Guarantor shall deny or disaffirm in writing its obligations under its Guarantee and such Default continues for 21 days after notice of such Default has been given by the trustee or by the holders of at least 25% in aggregate principal amount of the notes then outstanding (with a copy to the trustee);

(8)	the occurrence of any event of default under one or more Security Documents with respect to Collateral having a Fair Market Value in excess of $10.0 million, including that such Security Document ceases to be in full force and effect or ceases to give the trustee, in any material respect, the Liens, rights, powers and privileges purported to be created thereby (other than by operation of the provisions of the Security Documents or the Intercreditor Agreement) and such event shall have continued uncured for a period of 15 days after the Issuer becomes aware of such event; and

(9)	certain events of bankruptcy or insolvency described in the indenture with respect to the Issuer or any of the Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency specified in clause (9) with respect to the Issuer, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee, by written notice to the Issuer, or the holders of at least 25% in principal amount of the then outstanding notes, by written notice to the trustee and the Issuer, may declare all the notes to be due and payable. Any notice from the trustee or noteholders shall specify the applicable Event(s) of Default and state that such notice is a “Notice of Acceleration.” Upon such declaration of acceleration pursuant to a Notice of Acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding notes shall become due and payable without further action or notice. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and its consequences (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the trustee or the holders of the notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the outstanding notes have requested in writing the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a written direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on or the principal of, the notes.

The Issuer will be required to deliver to the trustee annually a statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default or Event of Default, the Issuer will be required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, future or present director, officer, employee, incorporator, member, manager, agent or shareholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or any Guarantors under the notes, the indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws of the United States.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option and at any time, elect to have all of their obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”). Such Legal Defeasance means that the Issuer shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2)	the Issuer’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties, indemnities and immunities of the trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

Subject to the foregoing, if the Issuer exercises its Legal Defeasance option, the Security Documents and the rights of the trustee and the holders of the notes under the Intercreditor Agreement or any Additional Intercreditor Agreement in effect at such time will terminate (other than with respect to the defeasance trust).

In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to certain covenants (including all the covenants described in this Description of Notes and the obligation to make Excess Cash Flow Offers, Asset Sale Offers, Collateral Sale Offers, Event of Loss Offers and Change of Control Offers) in the indenture and may elect to cause the release of the Guarantees of the notes and all Liens securing the notes or the Guarantees (“Covenant Defeasance”) and thereafter any omission to comply with those covenants and such Guarantee and Lien releases will not, in each case, constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, events (other than nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuer must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer must deliver to the trustee an Opinion of Counsel confirming that (a) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuer must deliver to the trustee an Opinion of Counsel confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise arising in connection with, the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries are bound;

(6)	the Issuer must deliver to the trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of notes over the other creditors of the Issuer or any of its Subsidiaries or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or any of its Subsidiaries or others; and

(7)	the Issuer must deliver to the trustee and the Security Agent an Officer’s Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the trustee for cancellation will become due and payable within one year under arrangements reasonably satisfactory to the trustee for the giving of a notice of redemption by the trustee in the name and at the expense of the Issuer.

If the funds deposited with the trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the notes when due, then the obligations of the Issuer and the Guarantors under the indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, and the Intercreditor Agreement and any Additional Intercreditor Agreement and the Security Documents will be discharged and cease to be of further effect, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from the trust, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to the provisions described under “—Optional Redemption” and the Issuer has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash or Cash Equivalents in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and accrued interest, if any to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit including the incurrence of Liens in connection with such borrowers) and the deposit will not result in a breach or violation of, or constitute a default under the indenture;

(3)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by them under the indenture; and

(4)	the Issuer has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the trustee and the Security Agent each stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes, the Guarantees, the Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents may be amended or supplemented with the consent of the Issuer and the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Guarantees or the Intercreditor Agreement or any Additional Intercreditor Agreement or the Security Documents may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of the Issuer and each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder to the extent permitted under the indenture):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than the number of days in advance of the redemption of notes that notice of redemption must be given) (it being understood that this clause (2) does not apply to provisions relating to the covenants described above under the captions “—Repurchase at the Option of Holders—Change of Control”, “—Asset Sales and Event of Loss—Asset Sales Not Involving Collateral” and “—Repurchase at the Option of the Holders—Excess Cash Flow”);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes in accordance with the provisions of the indenture and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes or Additional Amounts, if any;

(7)	waive a redemption payment with respect to any note (it being understood that this clause (7) does not apply to a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders—Change of Control”, “—Asset Sales and Events of Loss—Asset Sales Not Involving Collateral” and “—Repurchase at the Option of the Holders—Excess Cash Flow”;

(8)	release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture and the Intercreditor Agreement and any applicable Additional Intercreditor Agreement;

(9)	release the Lien of the Security Agent for the benefit of the trustee and the holders of the notes with respect to Collateral having a Fair Market Value in excess of $10.0 million (other than by operation of the terms of the indenture, the Security Documents, the Intercreditor Agreement and any Additional Intercreditor Agreements);

(10)	expressly subordinate in right of payment the notes or the Guarantees to any other Indebtedness of the Issuer or any Guarantor; or

(11)	make any change in the preceding amendment and waiver provisions.

In addition, without the consent of the Issuer and holders of at least 80% in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) an amendment, supplement or waiver may not amend, change or modify in any material respect the obligation of the Issuer to make and consummate a Collateral Sale Offer or an Event of Loss Offer, as the case may be, or modify the provisions or definitions with respect thereto.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuer, the Guarantors, the trustee and the Security Agent may amend, waive, supplement or otherwise modify the indenture, the notes, the Guarantees or the Security Documents:

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of the Issuer’s or a Guarantor’s obligations to holders of notes and Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder;

(5)	to allow any Guarantor to execute a supplemental indenture and a Guarantee with respect to the notes or to release a Guarantee or a security interest under the notes or a Guarantee in accordance with the terms of the indenture or to accede to the Intercreditor Agreement or any Additional Intercreditor Agreement;

(6)	to provide for the issuance of additional notes in accordance with the terms of the indenture;

(7)	to evidence and provide for the acceptance of appointment under the indenture, the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement by a successor trustee or Security Agent;

(8)	to comply with the rules of any applicable securities depository;

(9)	to conform the text of the indenture, the Guarantees, the notes or the Security Documents to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended by the Issuer (as demonstrated by an Officer’s Certificate) to be a substantially verbatim recitation of a provision of the indenture, the Guarantees, the notes or the Security Documents;

(10)	to add to the covenants of the Issuer or any Restricted Subsidiary for the benefit of the noteholders or surrender any rights or powers conferred upon the Issuer or any Restricted Subsidiary;

(11)	to provide for a reduction in the minimum denomination of the notes;

(12)	to provide for the succession of any parties to the Security Documents, the Intercreditor Agreement or any Additional Intercreditor Agreement (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of the Revolving Credit Facility or any other agreement that is not prohibited by the indenture;

(13)	to provide for the release or addition of Collateral or Guarantees in accordance with the terms of the indenture, the Security Documents, the Intercreditor Agreement and any Additional Intercreditor Agreement; or

(14)	to enter into an Additional Intercreditor Agreement in accordance with the terms of the indenture.

In connection with any such amendment, the trustee and the Security Agent shall be entitled to receive and conclusively rely upon, an Officer’s Certificate and an Opinion of Counsel each stating that such amendment is authorized or permitted by the terms of the indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents, and that all conditions precedent provided in the indenture, the Intercreditor Agreement, the Additional Intercreditor Agreement (if applicable) and the Security Documents relating to the execution and delivery of such amendment have been complied with.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment waiver or consent. It is sufficient if such consent approves the substance of the proposed amendment, waiver or consent. A consent to any amendment or waiver by any holder of the notes given in connection with a tender of such holder’s notes will not be rendered invalid by such tender. Until an amendment or waiver becomes effective, a consent to it by a holder of the notes is a continuing consent by such holder and every subsequent holder of all or part of the related note. Any such holder or subsequent holder may revoke such consent as to its note by written notice to the trustee or the Issuer, received thereby before the date on which the Issuer certifies to the trustee that the holders of the requisite principal amount of notes have consented to such amendment or waiver.

Concerning the Trustee

If the trustee becomes a creditor of the Issuer or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Currency indemnity

Any payment on account of an amount that is payable in U.S. Dollars (the “Required Currency”), which is made to or for the account of any holder of a note or the trustee or the Security Agent in lawful currency of any other jurisdiction (the “Judgment Currency”), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Issuer or a Guarantor, shall constitute a discharge of the Issuer’s obligation under the indenture and the notes, as the case may be, only to the extent of the amount of the Required Currency which such holder, the trustee or the Security Agent, as the case may be, could purchase in the London foreign exchange markets with the amount of the Judgment Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first Business Day following receipt of the payment in the Judgment Currency. If the amount of the Required Currency that could be so purchased is less than the amount of the Required Currency originally due to such holder, the trustee or the Security Agent, as the case may be, the Issuer shall indemnify and hold harmless the holder, the trustee or the Security Agent, as the case may be, from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in the indenture or the notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder of a note, the trustee or the Security Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

Prescription

Claims against the Issuer for the payment of principal, premium or Additional Amounts, if any, on the notes will be prescribed five years after the applicable due date for payment thereof. Claims against the Issuer for the payment of interest will be prescribed five years after the applicable due date for the payment of interest.

Governing law

The indenture, the notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York. The Intercreditor Agreement will be governed by, and construed in accordance with, English law. The Security Documents will be governed by, and construed in accordance with, the laws of the jurisdictions in which the assets subject to those agreements are located (or flagged in the case of Vessels).

Consent to jurisdiction and service of process

Each of the Issuer and each Guarantor will irrevocably and unconditionally: (1) submit itself and its property in any legal action or proceeding relating to the indenture to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the Courts of the State of New York, sitting in the Borough of Manhattan, The City of New York, the courts of the United States of America for the Southern District of New York, appellate courts from any thereof and courts of its own corporate domicile, with respect to actions brought against it as defendant; (2) consent that any such action or proceeding may be brought in such courts and waive any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (3) appoint Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent to receive on its behalf service of all process in any such action or proceeding, such service being hereby acknowledged by the Issuer to be effective and binding in every respect.

Enforceability of judgments

Substantially all of the assets of the Issuer are outside the United States. As a result, any judgment obtained in the United States against the Issuer, including judgments with respect to the payment of principal, premium, interest, Additional Amounts and any redemption price and any purchase price with respect to the notes, may not be collectable within the United States. See “Enforceability of Civil Liabilities and Indemnification for Securities Act Liabilities”.

Additional Information

Anyone who receives this offering memorandum may obtain a copy of the indenture without charge by writing to Global Ship Lease, Inc., Portland House, Stag Place, London SW1E 5RS, United Kingdom, attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acceptable Charterer” means CMA CGM or any of the other charterers set out in Schedule 9 (Acceptable Charterers) to the Revolving Credit Facility as in effect on the Issue Date.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to a note at any time, the greater of (1) 1.0% of the principal amount of such note at such time and (2) the excess of (A) the present value at such time of (i) the redemption price of such note at April 1, 2016, plus (ii) all remaining interest payments due on such note through and including April 1, 2016 (excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from April 1, 2016 to the Make-Whole Redemption Date, computed using a discount rate equal to the Applicable Treasury Rate plus 0.50%, over (B) the principal amount of such note on the Make-Whole Redemption Date.

“Applicable Treasury Rate” for any redemption date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date of such note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to April 1, 2016; provided, however, that if the period from the Make-Whole Redemption Date to April 1, 2016 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to April 1, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Appraised Value” means the fair market value as of a specified date of a specified Vessel (including the value of the Charter, if any, associated with such Vessel) that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined by a Designated Appraiser selected by the Issuer.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets (other than, in the case of Collateral, an Event of Loss); provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Issuer and their Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance by any of the Issuer’s Restricted Subsidiaries of any Equity Interest of such Restricted Subsidiary or the sale by the Issuer or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiaries (other than in each case (x) directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or any of its Subsidiaries or (y) preferred stock or Disqualified Stock issued in compliance with the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	(A) other than in the case of any Collateral or the Equity Interests of any Mortgaged Guarantor or any parent or indirect parent of a Mortgaged Guarantor that is a subsidiary of the Issuer, any single transaction or series of related transactions that involves assets or the issuance of Equity Interests of any Restricted Subsidiary having a Fair Market Value of less than $5.0 million; and (B) any single transaction or series of related transactions that involves Collateral (other than Equity Interests of any Mortgaged Guarantor or any parent or indirect parent of a Mortgaged Guarantor that is a subsidiary of the Issuer and Trust Monies) having a Fair Market Value of less than $1.0 million;

(2)	a sale, lease, conveyance, transfer or other disposition of assets between or among the Issuer and/ or its Restricted Subsidiaries; provided that if such sale, lease, conveyance, transfer or other disposition involves Collateral, such exemption shall only be available if such transaction is between or among the Issuer and/or one or more Mortgaged Guarantors;

(3)	an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary of the Issuer to the Issuer or to another Restricted Subsidiary of the Issuer;

(4)	the sale or other disposition of damaged, worn-out, surplus or obsolete assets or property in the ordinary course of a Permitted Business or in connection with maintenance and equipment upgrades;

(5)	the sale or other disposition of cash or Cash Equivalents (other than Trust Monies);

(6)	(i) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment and (ii) any issuance, sale, transfer or other disposition of Capital Stock or Indebtedness or other securities of an Unrestricted Subsidiary;

(7)	sales of accounts receivable inventory and other current assets (other than Vessels and Related Assets) in the ordinary course of a Permitted Business;

(8)	a Permitted Asset Swap;

(9)	sales and/or contributions of Securitization Assets to a Securitization Subsidiary in a Qualified Securitization Transaction for the Fair Market Value thereof including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (9), Purchase Money Notes will be deemed to be cash);

(10)	any transfer of Securitization Assets or a fractional undivided interest therein, by a Securitization Subsidiary in a Qualified Securitization Transaction;

(11)	the unwinding of any Hedging Obligations;

(12)	the lease, assignment or sublease of any real or personal property including, but not limited, to a Vessel or Container Asset, in the ordinary course of a Permitted Business;

(13)	the grant in the ordinary course of a Permitted Business of any license or sublicense of patents, trademarks, know-how and any other intellectual property;

(14)	any sale or disposition deemed to occur in connection with creating, granting or perfecting a Lien not otherwise prohibited by the indenture;

(15)	sale of assets received upon the foreclosure of a Lien;

(16)	the surrender or waiver of contract rights or settlement, release or surrender of a contract, tort or other litigation claim in the ordinary course of a Permitted Business;

(17)	foreclosures, condemnations or any similar actions on assets; and

(18)	the disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements.

“Assigned Contracts” means, in respect of any Mortgaged Vessel, (a) the Management Agreement, (b) the Charter and (c) the Charter Guarantee, relating to such Mortgaged Vessel.

“Assigned Property” means, in respect of any Mortgaged Vessel, (a) the Earnings, (b) the Obligatory Insurances, and (c) any Requisition Compensation, relating to such Mortgaged Vessel.

“Assigned Rights” means:

(1)	all amounts payable to the Issuer or any Mortgaged Guarantor in respect of the Assigned Property;

(2)	all of the Issuer’s or any Mortgaged Guarantor’s right, title and interest in connection with the Assigned Property;

(3)	all of the Issuer’s or any Mortgaged Guarantor’s right, title and interest in, and powers under, the Assigned Contracts including, without limitation:

(i)	the right to terminate the Assigned Contracts in accordance with their terms and to make all elections, statements and presentations and give all notices and confirmations which may be made or given by the Issuer or the Mortgaged Guarantor thereunder;

(ii)	the right of the Issuer or the Mortgaged Guarantor to perform and compel performance of the Assigned Contracts in accordance with their terms; and

(iii)	the right to make all elections, statements and presentations and give all notices and confirmations which may be made or given by the Issuer or the Mortgaged Guarantor under the Assigned Contracts.

“Assignment of Freights and Hires” means each assignment, between either the Issuer or a Mortgaged Guarantor, as applicable, and the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, dated a Delivery Date (or such later date as permitted by the indenture), as the case may be, as amended from time to time in accordance with the terms of the indenture and substantially in the form required by the indenture, together with the documents contemplated thereby, pursuant to which the Issuer or such Mortgaged Guarantor, as applicable, assigns its right, title and interest in, to and under all (i) Earnings, (ii) Requisition Compensation, (iii) the Assigned Contracts and (iv) the Assigned Rights in connection with the foregoing, in each case in respect of its Mortgaged Vessel.

“Assignment of Insurance” means each assignment, between either the Issuer or a Mortgaged Guarantor, as applicable, and the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, dated a Delivery Date (or such later date as permitted by the indenture), as the case may be, as amended from time to time in accordance with the terms of the indenture and substantially in the form required by the indenture, together with the documents contemplated thereby, pursuant to which the Issuer or Mortgaged Guarantor, as applicable, assigns its right, title and interest in, to and under all Obligatory Insurances and the Assigned Rights in connection therewith.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate implicit in such transaction for the relevant lease period, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness required thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns,” “Beneficially Owned” and “Beneficial Ownership” have correlative meanings.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf of such board; and

(2)	with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf thereof.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, The Netherlands, Ireland and New York and (in relation to any date for the payment or purchase of a currency other than U.S. Dollars) the principal financial center of the country of that currency.

“Capital Lease Obligation” means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars, pounds sterling or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2)	securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A-from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3)	demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Rating Agency) or (b) having capital and surplus and undivided profits in excess of $250.0 million;

(4)	repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clause (2) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper and variable or fixed rate notes rated P-1 or higher by Moody’s Investors Service, Inc. or A-1 or higher by Standard & Poor’s Rating Services and, in each case, maturing within one year after the date of acquisition;

(6)	money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (5) of this definition; and

(7)	instruments equivalent to those referred to in clauses (1) through (6) above denominated in any other foreign currency and comparable in credit quality and tenor to those referred to above and customarily to the extent reasonably required in connection with (a) any business conducted by the Issuer or any of its Restricted Subsidiaries in such jurisdiction or (b) any Investment in the jurisdiction in which such Investment is made.

“Change of Control” means the occurrence of any of the following events:

(1)	at any time, the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any

“person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership of a majority of the total voting power of the Voting Stock of the Issuer or any direct or indirect parent company of the Issuer; provided that (x) so long as the Issuer is a Subsidiary of a parent company, no Person shall be deemed to be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of the Issuer unless such Person shall be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of such parent company and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in calculating the Voting Stock of which any such Person first referred to above in this clause (1) is the beneficial owner;

(2)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors nominated for election to the Board of Directors by a Permitted Holder or whose election to such Board of Directors or whose nomination for election by the stockholders of the Issuer was approved by a vote of the majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer;

(3)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, to any Person other than a Wholly Owned Restricted Subsidiary or one or more Permitted Holders in connection with which any Person other than one or more Permitted Holders, is or becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of a majority of the total voting power of the Voting Stock of the transferee Person in such sale or transfer of assets, as the case may be, provided that (x) so long as such transferee Person is a Subsidiary of a Permitted Parent, no Person shall be deemed to be or become a beneficial owner of a majority of the total voting power of the Voting Stock of such transferee Person unless such Person shall be or become a beneficial owner of a majority of the total voting power of the Voting Stock of such Permitted Parent and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in the calculation of any Voting Stock of which any such Person first referred to above in this clause (3) is the beneficial owner; or

(4)	the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer.

“Charter” means each time charter party or bareboat charter party entered into with respect to a Mortgaged Vessel.

“Charter Guarantee” means the guarantee, if any, given to the Issuer or a Restricted Subsidiary by any Person guaranteeing the obligations of the charterer under the Charter.

“CMA CGM” means CMA CGM S.A. and its Subsidiaries.

“CMA Ships” means CMA Ships Management, a Subsidiary of CMA CGM.

“Collateral” means, collectively, all of the property and assets (including, without limitation, Trust Monies) that are from time to time subject to the Security Documents.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Cash Flow” means, for any period, for any Person, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to:

(1)	Consolidated Net Income for such period; plus

(2)	the sum, without duplication, of the amounts for such Person and its Restricted Subsidiaries for such period (in each case to the extent reducing such Consolidated Net Income) of:

(a)	Fixed Charges;

(b)	provision for Taxes based on income;

(c)	total depreciation expenses;

(d)	total amortization expenses (including, without limitation, the amortization of capitalized drydocking expenses);

(e)	other non-cash items reducing such Consolidated Net Income (including those excluded from the definition of “Fixed Charges”) (excluding (x) any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period and (y) any such non-cash items resulting from the application of purchase accounting in connection with the merger of Global Ship Lease, Inc., and GSL Holdings, Inc.; on August 14, 2008);

(f)	the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income, except to the extent of dividends declared or paid on, or other cash payments in respect of, Equity Interests held by such parties; and

(g)	to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of any payments therefor less the amount of interest implicit in such payments; minus

(3)	the amount for such period (to the extent increasing such Consolidated Net Income) of non-cash items increasing such Consolidated Net Income (other than any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash items in any prior period);

provided that the items listed in clauses (2)(a) through (g) of a Restricted Subsidiary will be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.

Notwithstanding the foregoing, for purposes of Consolidated Cash Flow, in the event that the Issuer or any of its Restricted Subsidiaries (i) receive (a) any advances for services rendered or to be rendered over multiple periods, (b) termination payments in connection with the termination of charter contracts which otherwise would have been in effect for multiple periods, (c) insurance payments in respect of Vessels which were subject to charters that would have been in effect for multiple periods and/or (ii) pays a termination payment in order to terminate a charter that would have been in effect over multiple periods, the Issuer may, in its good faith judgment, (without duplication) adjust Consolidated Cash Flow to amortize the receipt of such payments over the applicable periods and the effect of such expenses over the applicable period.

“Consolidated Leverage” means, as of any date of determination, the sum of the total amount of Indebtedness (excluding Indebtedness that is contractually subordinated in right of payment to the notes or the note Guarantees) and Disqualified Stock of the Issuer and its Restricted Subsidiaries on a consolidated basis.

“Consolidated Leverage Ratio” means with respect to any specified Person, the ratio of (x) the Consolidated Leverage of such Person as of the end of the most recently ended fiscal quarter for which internal financial statements are available immediately preceding the date of on which the event for which the calculation of the Consolidated Leverage Ratio is made shall occur or has occurred (the “Calculation Date”) minus cash and Cash Equivalents included on the consolidated balance sheet of the Issuer as of the end of the most recently ended fiscal quarter for which internal financial statements are available immediately preceding the date to (y) the Consolidated Cash Flow of such Person for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the Calculation Date, with such pro forma adjustments to Consolidated Leverage, cash, Cash Equivalents and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Net Income” means, for any period, the net income (or net loss) of the Issuer and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP and without any reduction in respect of preferred stock dividends, adjusted to the extent included in calculating such net income or loss by excluding (without duplication):

(1)	any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto);

(2)	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset sales or dispositions of securities;

(3)	the portion of net income (or loss) of any Person (other than the Issuer or a Restricted Subsidiary) in which the Issuer or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Issuer or any Restricted Subsidiary in cash (or to the extent converted into cash or Cash Equivalents) during such period;

(4)	solely for purpose of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under the covenant described under the caption “—Certain Covenants—Restricted Payments,” the net income (but not the net loss) of any Restricted Subsidiary (other than any Guarantor or Securitization Subsidiary) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or otherwise released; provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary in respect of such period, to the extent not already included therein;

(5)	any non-cash expenses or charges resulting from stock, stock option or other equity-based awards;

(6)	the cumulative effect of a change in accounting principles;

(7)	any impairment charge or asset write-off or write-down, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(8)	the net after-tax effects of adjustments in the inventory, property and equipment, goodwill, intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof, other than any such net after tax effects resulting from the application of purchase accounting in connection with the merger of Global Ship Lease, Inc., and GSL Holdings, Inc. on August 14, 2008;

(9)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, recapitalization, asset sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any non-recurring merger costs or charges incurred during such period as a result of any such transaction;

(10)	any net operating losses arising as a result of the release of any valuation allowance made in respect of deferred tax assets, following a determination that any such deferred tax assets will not be realized;

(11)	any unrealized gains or losses from derivative hedging instruments; and

(12)	any non-cash expenses or charges resulting from the preferred stock (other than Disqualified Stock) outstanding (or committed to be issued) as of the Issue Date.

“Container Assets” means shipping containers and other container related assets (not classified as current assets under GAAP) used or useful in a Permitted Business.

“Credit Facilities” means one or more debt facilities (including the Revolving Credit Facility) or agreements or commercial paper facilities, in each case, with banks, other institutional lenders, commercial finance companies or other lenders providing for revolving credit loans, term loans, bonds, debentures, securitization financing (including through the transfer of Securitization Assets to special purpose entities formed to borrow from such lenders against, or sell undivided interests in, such assets in a Qualified Securitization Transaction) or letters of credit, pursuant to credit agreements, or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying the Issuer and/or Subsidiaries of the Issuer as borrowers or guarantors thereunder).

“Currency Exchange Protection Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar or agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates as to which such Person is a party.

“Debt Documents” shall have the meaning assigned to such term in the Intercreditor Agreement.

“Deed of Assignment” means each deed of assignment, between either the Issuer or a Mortgaged Guarantor, as applicable, and the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, dated the Issue Date or a Delivery Date (or such later date as permitted by the indenture), as the case may be, amended from time to time in accordance with the terms of the indenture and substantially in the form required by the indenture, together with the documents contemplated thereby, pursuant to which the Issuer or such Mortgaged Guarantor, as applicable, assigned its right, title, interest and benefit in, to and under the Assigned Rights, the Assigned Property and the Assigned Contracts.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Additional Notes Contribution” means, in respect of any Indebtedness incurred pursuant to the issuance of additional notes, any other cash, Cash Equivalents or other assets of the Issuer or any Restricted Subsidiary used as payment for a portion of the purchase price of Qualified Vessels or Qualified Container Assets (excluding any reasonable related fees or expenses incurred in connection therewith); provided that the aggregate amount of all such cash, Cash Equivalents and other assets used by the Issuer or any Restricted Subsidiary for such payment, together with the aggregate amount of all other Designated Additional Notes Contributions made in such fiscal year (in each case excluding the net proceeds of any Indebtedness incurred in connection with such transactions that is secured by a Permitted Lien) does not exceed $10 million in such fiscal year plus the aggregate amount that could have been applied on the date that such additional notes are issued as Restricted Investments under clause I(3)(b) under “—Certain Covenants—Restricted Payments” (and an equivalent amount of Restricted Payments shall be deemed to have been made under clause I(3)(b)), in each case as designated in an Officer’s Certificate on the date such additional notes are issued. If any such Indebtedness is permanently discharged (other than with the proceeds of any Indebtedness), then the amount available under clause I(3)(b) under “—Certain Covenants—Restricted Payments” shall be increased by the aggregate amount of any Designated Additional Notes Contribution attributable to such discharged Indebtedness as designated in an Officer’s Certificate.

“Designated Appraiser” means any of Howe Robinson Marine Evaluations Ltd.; Braemar Seascope Valuation Ltd.; Drewry Maritime Service (Asia) pte Ltd.; Maritime Strategies International Limited; Fearnleys A.S.; Oslo Shipbrokers A.S.; Clarkson Valuations Limited; Simpson Spence & Young Shipbrokers Ltd.; E.A. Gibson Shipbrokers Ltd.; Jacq. Pierot Jr. & Sons; Allied Shipbroking, Greece; RS Platou ASA; ICAP Shipping Limited; ACM Ltd., London; Island Shipbrokers PTE LTD, Singapore; Deloitte LLP; Ernst & Young LLP; KPMG LLP; Marsoft; Barry Rogliano Salles (BRS); Kontiki Shipbrokers and Maersk Broker, or, if none of the foregoing is at such time generally providing appraisals of vessels (as determined in good faith by the Issuer) then, an Independent Appraiser or an independent investment banking firm, in each case, of international standing qualified to perform such valuation (as determined in good faith by the Issuer); provided that, at the time any such firm is to be utilized, such firm would qualify as an Independent Appraiser.

“Designated Asset Finance Contribution” means, in respect of any Indebtedness incurred pursuant to clause (4) of the second paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (“Asset Finance Debt”), any other cash, Cash Equivalents or other assets of the Issuer or any Restricted Subsidiary used as payment for a portion of the purchase price, charter expense, lease expense, rental payments or cost of design, construction, installation or improvement of Vessels or Container Assets used in the business of the Issuer or any of its Restricted Subsidiaries (excluding any reasonable related fees or expenses incurred in connection therewith), whether through the charter of, leasing of, or the direct purchase of, or of the Capital Stock of any Person owning, such Vessels or Container Assets (including any Indebtedness deemed to be incurred in connection with such purchase); provided that the aggregate amount of all such cash, Cash Equivalents and other assets used by the Issuer or any Restricted Subsidiary for such payment, together with the cost of all other unrealized Designated Asset Finance Contributions made on or prior to such date (in each case excluding the net proceeds of any Indebtedness incurred in connection with such transactions that is secured by a Permitted Lien) does not exceed $10 million in such fiscal year plus the aggregate amount that could have been applied on the date that such Indebtedness is incurred as Restricted Investments under clause I(3)(b) under “—Certain Covenants—Restricted Payments” or as Permitted Investments under clauses (15) or (18) under the definition of “Permitted Investments” (the “Permitted Payment Baskets”) (and an equivalent amount of Restricted Payments or Permitted Investments shall be deemed to have been made under one or more of the Permitted Payment Baskets), in each case as designated in an Officer’s Certificate on the date such Indebtedness is incurred. If any Asset Finance Debt is permanently discharged (other than with the proceeds of any Permitted Refinancing Indebtedness or other Asset Finance Debt), then the amount available under one or more of the Permitted Payment Baskets shall be increased by the aggregate amount of any Designated Asset Finance Contribution attributable to such discharged Indebtedness as designated in an Officer’s Certificate.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Disqualified Stock” means the Existing Mandatorily Redeemable Preference Shares and any other Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale prior to the stated maturity of the notes will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“DTC” means The Depository Trust Company.

“Earnings” means all present and future moneys and claims which are earned by or become payable to or for the account of the Issuer or any Mortgaged Guarantor in connection with the operation or ownership of the Mortgaged Vessel and including but not limited to (i) freights, passage and hire moneys (howsoever earned); (ii) remuneration for salvage and towage services; (iii) demurrage and detention moneys; (iv) all moneys and claims in respect of the requisition for hire of the Mortgaged Vessel; (v) payments received in respect of any off-hire insurance; and (vi) payments received pursuant to any Charter Guarantee.

“Earnings Account” means, with respect to any Mortgaged Vessel, a deposit account into which all Earnings derived from any Charter with respect to such Mortgaged Vessel shall be deposited or forwarded that is subject to a lien in favor of the Security Agent, except to the extent prohibited by applicable law.

“Eligible Jurisdiction” means any of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and Singapore and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Issuer.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance and sale by the Issuer of its Qualified Equity Interests.

“Event of Loss” means any of the following events: (a) the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel, (b) the destruction of a Vessel, (c) damage to a Vessel to an extent, determined in good faith by the Issuer within 90 days after the occurrence of such damage (and evidenced by an Officer’s Certificate to such effect delivered to the trustee and the Security Agent, within such 90-day period), as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence) or (d) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked within six months. An Event of Loss shall be deemed to have occurred: (i) in the event of the destruction or other actual total loss of a Vessel, on the date of such loss, or if such date is unknown, on the date such Vessel was last reported; (ii) in the event of a constructive, agreed or compromised total loss of a Vessel, on the date of determination of such total loss; (iii) in the case of any event referred to in clause (c) above, upon the delivery of the Issuer’s Officer’s Certificate to the trustee and the Security Agent; or (iv) in the case of any event referred to in clause (d) above, on the date that is six months after the occurrence of such event.

“Event of Loss Proceeds” means all compensation, damages and other payments (including insurance proceeds) received by the Issuer, any Mortgaged Guarantor, the trustee or the Security Agent, jointly or severally, from any Person, including any governmental authority, with respect to or in connection with an Event of Loss.

“Excess Cash Flow” means, for any fiscal year of the Issuer, the excess, if any, of (a) the sum, without duplication, of:

(i)	Consolidated Net Income for such fiscal year;

(ii)	the amount of all non-cash expenses (including depreciation and amortization) deducted in arriving at such Consolidated Net Income for such fiscal year;

(iii)	decreases in consolidated working capital (excluding Cash Equivalents and the current portion of long-term Indebtedness) for such fiscal year;

(iv)	the aggregate net amount of non-cash loss on the disposition of assets by the Issuer and its Restricted Subsidiaries during such fiscal year (other than sales of inventory in the ordinary course of business), to the extent deducted in arriving at such Consolidated Net Income; and

(v)	the amount of all income Taxes expensed, but not paid in cash for such fiscal year;

minus (b) the sum, without duplication, of:

(i)	the amount of all non-cash income included in arriving at such Consolidated Net Income for such fiscal year;

(ii)	the aggregate amount actually paid by the Issuer and its Restricted Subsidiaries in cash during such fiscal year on account of capital expenditures (excluding (A) capital expenditures funded from (x) the proceeds of Indebtedness incurred or Equity Interests issued after the Issue Date, (y) Net Proceeds of Asset Sales, (z) Event of Loss Proceeds and other insurance proceeds and (B) capital expenditures to purchase Vessels or Container Assets or improve or maintain such purchased Vessels or Container Assets in such fiscal year);

(iii)	the aggregate amount of all principal payments of any term loans or other funded Indebtedness during such fiscal year as contractually required by the terms of such instruments;

(iv)	increases in consolidated working capital (excluding Cash Equivalents and the current portion of long-term Indebtedness) for such fiscal year;

(v)	the aggregate net amount of non-cash gains on the disposition of assets by the Issuer and its Restricted Subsidiaries during such fiscal year (other than sales of inventory in the ordinary course of business), to the extent included in arriving at such Consolidated Net Income;

(vi)	payments for current Taxes payable in cash in such fiscal year to the extent they exceed the amount of Tax expense deducted in determining Consolidated Net Income for such fiscal year; and

(vii)	the aggregate principal amount of notes redeemed in accordance with the provisions described under the caption “—Optional Redemption” in such fiscal year.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercised Vessel Purchase Option Contract” means any Vessel Purchase Option Contract which has been exercised by the Issuer or a Restricted Subsidiary, obligating the Issuer or such Restricted Subsidiary to purchase such Vessel and any Related Assets, subject only to customary conditions precedent.

“Existing Charters” means each of the time charters existing on the Issue Date with respect to the Existing Mortgaged Vessels, as each such time charter is amended through the Issue Date and as each such time charter may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with clause (7) of the “Transactions with Affiliates” covenant.

“Existing Indebtedness” means Indebtedness of the Issuer and its Subsidiaries in existence on the Issue Date after giving effect to the issuance of the notes on the Issue Date and the use of proceeds therefrom, including the amount of undrawn commitments under any Credit Facilities in existence on the Issue Date and described in this offering memorandum.

“Existing Management Agreements” means the Management Agreements existing on the Issue Date and entered into between CMA Ships and the Issuer pursuant to which CMA Ships provides day-to-day technical ship management services, as each such agreement is amended through the Issue Date and as such agreement may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with clause (7) of the “Transactions with Affiliates” covenant.

“Existing Mandatorily Redeemable Preference Shares” means the Mandatorily Redeemable Preference Shares, Series A of the Issuer with the powers, designations preferences and rights and qualifications, limitations and restrictions as set forth in a Certificate of Designation filed with the Registrar of Corporations of the Republic of the Marshall Islands on August 14, 2008, as amended by the Agreement dated as of August 20, 2009, by and between the Issuer and CMA CGM, and as the same may be further amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with the provisions of the indenture.

“Existing Mortgaged Vessels” means the following Vessels owned by a Guarantor on the Issue Date: Ville d’Orion, Ville d’Aquarius, CMA CGM Matisse, CMA CGM Utrillo, Delmas Keta, Julie Delmas, Kumasi, Marie Delmas, CMA CGM La Tour, CMA CGM Manet, CMA CGM Alcazar, CMA CGM Château d’If, CMA CGM Thalassa, CMA CGM Jamaica, CMA CGM Sambhar, CMA CGM America and CMA CGM Berlioz.

“Fair Market Value” means, with respect to any asset or property, the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party. Fair Market Value shall be determined in good faith by (i) if the value of such property or asset is less than $10.0 million, an officer of the Issuer and (ii) if the value of such property or asset equals or exceeds $10.0 million, the Board of Directors of the Issuer; provided, however, that (w) subject to the definitions of “Mortgaged Vessels” and “Qualified Vessels”, the Fair Market Value of any Vessel shall be the greater of such Vessel’s “charter-free” and “charter-adjusted” values, as applicable, (x) if such determination is with respect to one or more Vessels with a value that equals or exceeds $20.0 million (as determined by the Issuer in good faith), Fair Market Value shall be based on the Appraised Value of such Vessel and (y) if such determination relates to the determination by the Issuer of compliance with clause (4) of the second paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such determination shall comply with clause (x) to the extent such determination relates to one or more Vessels and in all other cases to the extent Related Assets that have not been included in the calculation of the Appraised Value of a Vessel which Related Assets have a value in excess of $20.0 million, such determination shall be based on the Appraised Value of such Related Assets or on the written opinion of an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Issuer in good faith).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurred (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions (including of Vessels and Related Assets including, without limitation, chartered-in Vessels) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, of any other Person or any of its Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and any prior acquisitions by such other Person to the extent not fully reflected in the historical results of operations of such other Person, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated at the actual rate that was in effect from time to time (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and

(7)	if the Issuer or any Restricted Subsidiary shall have entered into an agreement to acquire a Vessel which at the time of calculation of the Fixed Charge Coverage Ratio is being constructed on behalf of the Issuer or such Restricted Subsidiary (each such Vessel, a “Pending Vessel”) and if such Pending Vessel is scheduled to be delivered no later than 24 months from the date of such calculation of the Fixed Charge Coverage Ratio, pro forma effect will be given to the extent provided in the next paragraph below.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including, without limitation, the charter-in of a Vessel) or construction of a Vessel or the Capital Stock of a Person that owns, or charters in, one or more Vessels or the financing thereof, such Person may (i) subject in the case of a Pending Vessel to clause (iii) below, if a relevant Vessel is or is to be subject to a time charter-out with a remaining term of twelve months or longer, apply for the period for which the Fixed Charge Coverage Ratio is being calculated pro forma earnings (losses) for such Vessel based upon such charter-out, (ii) subject in the case of a Pending Vessel to clause (iii) below, if a relevant Vessel is or is to be subject to a time charter-out with a remaining term of between six and twelve months, apply for the period for which the Fixed Charge Coverage Ratio is being calculated the annualized amount of pro forma earnings (losses) for such Vessel based upon such charter-out, or (iii) if such Vessel is a Pending Vessel described in clause (7) of this definition then, include, to the extent that such Pending Vessel has not been delivered to the Issuer or a Restricted Subsidiary or if so delivered has not been deployed for the entire period for which the Fixed Charge Coverage Ratio is being calculated, for such period (or the portion of such period during which such Pending Vessel was not deployed if such Pending Vessel has been deployed but not for the entire period) the Proportionate Amount of earnings (losses) for such Pending Vessel with such earnings determined based upon the applicable provisions of clauses (i) and (ii) above (or the ratable amount of such Proportionate Amount of earnings (losses) to the extent the Pending Vessel has been deployed but for less than the entire period (with the actual earnings of such

Pending Vessel being given effect to for the period deployed to the extent otherwise included in the calculation of Consolidated Cash Flow). If pro forma effect is given to the earnings (losses) of any Pending Vessel under this paragraph, pro forma effect shall also be given to any increase (decrease) in Fixed Charges to be incurred in connection with the acquisition, construction or Ready for Sea Cost of such Pending Vessel (which determination shall be made in good faith by a responsible accounting officer of the Issuer). As used herein, “Proportionate Amount of earnings (losses)” means the product of the earnings (losses) referred to above and the percentage of the aggregate purchase price for such Vessel that has been paid as of the relevant date of the determination of the Fixed Charge Coverage Ratio.

Additionally, any pro forma calculations may include the reduction or increase in costs for the applicable period resulting from, or in connection with, the acquisition of assets, an asset sale or other transaction or event which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Regulation S-X under the Securities Act or (b) has been realized at the time such pro forma calculation is made or is reasonably expected to be realized within twelve months following the consummation of the transaction to which such pro forma calculations relate, which actions shall be made in good faith by a responsible accounting officer of the Issuer.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense net of consolidated interest income of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, (x) including, without limitation, amortization of original issue discount, non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Indebtedness or derivative instruments pursuant to GAAP), the interest component of any deferred payment obligations, the interest component of any Securitization Fees, the interest component of all payments associated with Capital Lease Obligations and the net payments made pursuant to Hedging Obligations in respect of interest rates and (y) excluding to the extent included in consolidated interest expense (A) breakage costs in connection with the termination of hedging agreements for interest rates or credit facilities on the Issue Date, (B) accretion or accrual of discounted liabilities not constituting Indebtedness, (C) any expense resulting from the discounting of Indebtedness in connection with the application of purchase accounting in connection with an acquisition, and (D) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, but only to the extent that such interest is actually paid by such Person or such Restricted Subsidiary; plus

(4)	all dividends accrued or paid on any series of Disqualified Stock of the Issuer or any Disqualified Stock or preferred stock of any Restricted Subsidiary (other than any such Disqualified Stock or preferred stock held by the Issuer or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests); plus

(5)	to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of interest implicit in any payments related to such Attributable Indebtedness during such period.

“Forward Freight Agreement” means, with respect to any Person, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, in each case, as in effect on the Issue Date, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case, as in effect on the Issue Date.

“Global Expense Agreement” means the amended and restated global expense agreement dated August 14, 2008, between the Issuer, CMA CGM and CMA Ships, as amended through the Issue Date and as such agreement may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with clause (7) of the “Transactions with Affiliates” covenant.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“guarantee” means as to any Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of a Permitted Business), direct or indirect, in any manner (including through letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness of another Person.

“Guarantee” means the guarantee by each Guarantor of the Issuer’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Guarantor” means each Subsidiary of the Issuer that executes a Guarantee in accordance with the provisions of the indenture and its successors and assigns, until such Subsidiary is released from its Guarantee in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, Forward Freight Agreements or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

“Heirs” of any individual means such individual’s estate, spouse, lineal relatives (including adoptive descendants), administrator, committee or other personal representative or other estate planning vehicle and any custodian or trustee for the benefit of any spouse or lineal relatives (including adoptive descendants) of such individual.

“Indebtedness” of any Person at any date means, without duplication:

(1)	all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4)	all obligations of such Person representing the balance of the deferred and unpaid purchase price of any property or services due more than six months after such property is acquired or such services are completed and which is treated as indebtedness under GAAP, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of a Permitted Business;

(5)	all Capital Lease Obligations of such Person;

(6)	all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(7)	all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis; provided, further, that Standard Securitization Undertakings in connection with a Qualified Securitization Transaction shall not be considered to be a guarantee of Indebtedness;

(8)	all Attributable Indebtedness;

(9)	to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(10)	all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

Notwithstanding the foregoing, Indebtedness shall be deemed not to include any operating leases as such an instrument would be determined in accordance with GAAP on the Issue Date.

Notwithstanding clause (4) above, the obligation of the Issuer or any Restricted Subsidiary to pay the purchase price for an Exercised Vessel Purchase Option Contract entered into and exercised in the ordinary course of a Permitted Business and consistent with past practices of the Issuer and its Restricted Subsidiaries shall not constitute “Indebtedness” under clause (4) above even though the purchase price therefor may be due more than six months after exercise thereof.

For purposes of calculating “Consolidated Leverage” the amount of Indebtedness in respect of a Hedging Obligation will be the liability, if any, included on the consolidated balance sheet of the Issuer as of the end of the most recently ended fiscal quarter for which internal financial statements are available immediately preceding the applicable calculation date in respect of such Hedging Obligation.

“Independent Appraiser” means a Person:

(1)	that is (a) engaged in the business of appraising Vessels who is generally acceptable to institutional lenders to the shipping industry or (b) if no Person described in clause (1)(a) is at such time generally providing appraisals of vessels (as determined in good faith by the Issuer) then, an independent investment banking firm of international standing qualified to perform such valuation (as determined in good faith by the Issuer); and

(2)	who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Issuer, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, partner or person performing similar functions.

“Intercreditor Agreement” means the Intercreditor Agreement dated on or about the Issue Date, by and among, inter alios, the Issuer, the Security Agent, the trustee and the agent under the Revolving Credit Facility, as amended from time to time.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (with stable outlook or better) (or the equivalent) by Moody’s and BBB-(with stable outlook or better) (or the equivalent) by S&P or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons in the forms of loans (including guarantees or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP but excluding extensions of trade credit or advances, deposits and payments to or with suppliers, lessors or utilities or for workers’ compensation in the ordinary course of a Permitted Business or prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Issuer, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means March 19, 2014, the date of the original issuance of the notes under the indenture.

“Issuer” means Global Ship Lease, Inc., a Marshall Islands corporation.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, assignment, security interest or encumbrance of any kind on such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

“Loan To Value Ratio” means the ratio of (x) the aggregate principal amount of the additional notes to be issued at such time to (y) the sum of (I) the aggregate purchase price of all Qualified Collateral to be purchased by (or contributed to) one or more Mortgaged Guarantors with the proceeds of the issuance of such additional notes and other funds available to the Issuer on the date of issuance of such additional notes and (II) any cash proceeds from the issuance of such additional notes and any other funds, in each case, that the Issuer elects to deposit (and does in fact deposit) as Trust Monies with the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, in connection with the issuance of such additional notes.

“Management Agreement” means each management agreement entered into with respect to a Mortgaged Vessel between the Issuer or a Mortgaged Guarantor and the manager of the Mortgaged Vessel from time to time.

“Make-Whole Redemption Date” with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgaged Container Assets” means any Container Assets made subject to the Lien of the Security Documents in favor of the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, pursuant to the provisions described under “—Security—Addition and Substitution of Qualified Collateral.”

“Mortgaged Guarantor” means a Guarantor that is a Wholly-Owned Restricted Subsidiary and that is the owner of one or more Mortgaged Vessels or Mortgaged Container Assets.

“Mortgaged Vessels” means (i) the Existing Mortgaged Vessels, and (ii) any other Vessels made subject to the Lien of the Security Documents in favor of the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, pursuant to the provisions described under “—Security—Addition and Substitution of Qualified Collateral.”

“Net Proceeds” means the aggregate cash and Cash Equivalents proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording Tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local Taxes paid or payable as a result of the Asset Sale, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, (d) amounts required to be paid to any Person (other than the Issuer or any of its Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale and (e) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with GAAP and any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness (other than the applicable debtor of such Indebtedness and, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction)), (b) is directly or indirectly liable as a guarantor or otherwise (other than the applicable debtor of such Indebtedness and, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction), or (c) constitutes the lender; and

(2)	as to which the lenders have been notified in writing or have contractually agreed that they will not have any recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries (other than the assets of the applicable debtor of such Indebtedness and, in the case of a Qualified Securitization Transaction, the equity interests in, any Purchase Money Notes of and the assets of the applicable Securitization Subsidiary).

Indebtedness which is otherwise Non-Recourse Debt will not lose its character as Non-Recourse Debt because there is recourse to the borrower, any guarantor or any other Person for (i) environmental warranties and indemnities, or (ii) indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received by the borrower from secured assets to be paid to the lender, waste and mechanics’ liens.

“Obligations” means any principal, interest, penalties, fees, costs and expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Obligatory Insurances” means in respect of each Mortgaged Vessel:

(1)	all contracts and policies of insurance which are from time to time required to be effected and maintained in accordance with the indenture and the Security Documents in respect of such Mortgaged Vessel; and

(2)	all benefits under the contracts, policies under paragraph (1) above and all claims in respect of them and the return of premiums.

“Officer” means, with respect to any Person, any of the following: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, the Chief Technical Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by any one Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer, the controller, the general counsel or the principal accounting officer of the Issuer.

“Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of the indenture. The counsel may be an employee of, or counsel to, the Issuer or a Guarantor. Opinions of Counsel required to be delivered under the indenture may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Issuer or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact.

“Permitted Asset Swap” means the exchange of property or assets of the Issuer or any Restricted Subsidiary (other than property or assets constituting Collateral) for assets to be used by the Issuer or a Restricted Subsidiary in a Permitted Business.

“Permitted Business” means any business engaged in by the Issuer, any Restricted Subsidiary of the Issuer, or any direct or indirect parent of the Issuer on the Issue Date and any business or other activities that are reasonably related, ancillary, supplemental or complementary thereto, or a reasonable extension, development or expansion of, the businesses in which the Issuer and the Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Flag Jurisdiction” means any of the Republic of the Marshall Islands, the Republic of Liberia, the Republic of Panama, Greece, Malta, the Republic of Cyprus, the Commonwealth of the Bahamas, the British Virgin Islands, the Hong Kong Special Administrative Region of the People’s Republic of China, Bermuda, the Cayman Islands, the Isle of Man, the United Kingdom, Singapore, Gibraltar, the People’s Republic of China, France, Germany, Netherlands, Denmark and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.

“Permitted Hedging Obligations” means at any time, Hedging Obligations designed to manage interest rates or interest rate risk or protect against fluctuations in currency exchange rates, commodity prices or present rates and not for speculative purposes (all as determined by the Issuer on the date of entering into such Hedging Obligation). Forward Freight Agreements entered into by the Issuer in its good faith determination for the purpose of hedging available days against fluctuations in freight rates (as so determined by the Issuer on the date of entering into such Forward Freight Agreement) shall be deemed to have been entered into not for speculative purposes and shall qualify as “Permitted Hedging Obligations” for all purposes under the indenture.

“Permitted Holders” means each of: (a) CMA CGM or any Subsidiary of CMA CGM for so long as it remains a Subsidiary of CMA CGM and (b) (i) Michael S. Gross; (ii) each of his spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability Issuer or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in clauses (i) and (ii) above.

“Permitted Investments” means:

(1)	any Investment in cash or Cash Equivalents;

(2)	any Investment in the Issuer or in a Restricted Subsidiary;

(3)	any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(4)	any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales and Events of Loss”;

(5)	any Investment made for consideration consisting of Qualified Equity Interests of the Issuer;

(6)	any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Permitted Hedging Obligations;

(8)	Investments in existence on the Issue Date and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided that the amount of any such Investment may only be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the indenture;

(9)	Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of a Permitted Business, utility or workers’ compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of a Permitted Business;

(10)	loans and advances to, or guarantees of Indebtedness of, employees and officers of the Issuer and its Restricted Subsidiaries in the ordinary course of a Permitted Business not to exceed $2.5 million at any one time outstanding;

(11)	loans and advances to officers, directors and employees for business related travel expenses, moving expenses, payroll expenses and other similar expenses, in each case incurred in the ordinary course of a Permitted Business or consistent with past practices;

(12)	payroll, travel and similar advances made in the ordinary course of a Permitted Business to cover matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;

(13)	Investments held by a Person at the time such Person becomes a Restricted Subsidiary of the Issuer or is merged into the Issuer or a Restricted Subsidiary of the Issuer and not made in contemplation of such Person becoming a Restricted Subsidiary or merger;

(14)	any Investment by the Issuer or any Restricted Subsidiary in a Securitization Subsidiary (including, without limitation, the payment of Securitization Fees in connection with a Qualified Securitization Transaction) or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Transaction (including Investments of funds held in accounts required by customary arrangements governing such Qualified Securitization Transaction in the manner required by such arrangements), so long as any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, a contribution of additional Securitization Assets or an Equity Interest;

(15)	other Investments in any Person having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding (including Investments deemed to have been made under this clause pursuant to the definition of Designated Asset Finance Contribution), not to exceed $15.0 million (subject to clause (1) of the definition of Permitted Debt);

(16)	guarantees issued in accordance with the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(17)	the repurchase of the notes and Guarantees and additional notes by the Issuer or any Restricted Subsidiary; and

(18)	Investments in joint ventures of the Issuer or any of its Restricted Subsidiaries, taken together with all other Investments made pursuant to this clause (18) that are at that time outstanding (including Investments deemed to have been made under this clause pursuant to the definition of Designated Asset Finance Contribution), not to exceed $15.0 million (subject to clause (1) of the definition of Permitted Debt and in each case, determined on the date such Investment is made, with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means:

(1)	Liens securing Indebtedness and other related Obligations under Credit Facilities in an aggregate amount at any time outstanding pursuant to clause (1) of the second paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens only extend to property or assets constituting Collateral (and may have super senior priority status on the Collateral not materially less favorable to the holders of the notes than that accorded to the Revolving Credit Facility on the Issue Date pursuant to the Intercreditor Agreement) to the extent such Liens do not secure Indebtedness in excess of $40.0 million;

(2)	Liens in favor of the Issuer or any of its Restricted Subsidiaries (other than Liens on any assets or property constituting Collateral);

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Issuer or any Restricted Subsidiary of the Issuer provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Issuer or the Restricted Subsidiary and provided, further, that no such Liens shall extend to any assets or property constituting Collateral;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were not incurred in connection with such acquisition; provided, further, that no such Liens shall extend to any assets or property constituting Collateral;

(5)	Liens incurred or deposits in connection with workers’ compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of a Permitted Business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the Issuer and its Subsidiaries, including rights of offset and setoff (in each case exclusive of obligations for the payment of borrowed money);

(6)	Liens securing (i) Indebtedness incurred pursuant to clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” provided that Liens securing Indebtedness incurred pursuant to clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so acquired, purchased, chartered, leased, constructed, installed or improved with the proceeds of such Indebtedness.

(7)	Liens arising from Uniform Commercial Code financing statements filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of a Permitted Business;

(8)	Liens incurred in the ordinary course of a Permitted Business of the Issuer or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, masters’, officers’ or crews’ wages and maritime Liens and any other Liens (other than Liens in respect of Indebtedness) incurred in the ordinary course of operations of a Vessel provided that in the case of a Charter of a Mortgaged Vessel, such Lien is subject to the Lien of the Security Documents;

(9)	Liens for general average and salvage;

(10)	Liens for Taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(11)	(x) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of a Permitted Business and (y) other Liens arising by operation of law covered by insurance (including any deductibles thereon);

(12)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially adversely affect the operation of the business of the Issuer and its Restricted Subsidiaries, taken as a whole;

(13)	Liens on the Collateral securing:

(a) the notes or the Guarantees issued on the Issue Date or payment obligations to the trustee or the Security Agent; (b) additional notes; provided that, in the case of this clause (b), (x) the Loan To Value Ratio is less than 0.65 to 1.0 and, after giving pro forma effect to the incurrence of such additional notes, the Consolidated Leverage Ratio of the Issuer does not exceed 4.5 to 1.0, in each case on the date of incurrence of such additional notes (and to the extent the Fair Market Value of Qualified Collateral is included in the calculation of the Loan To Value Ratio, such Qualified Collateral shall be added as Collateral in accordance with the provisions of “—Addition and Substitution of Qualified Collateral”) and (y) any contribution of cash, Cash Equivalents or other assets of the Issuer or any Restricted Subsidiary in connection with the issuance of such additional notes (excluding the net proceeds of any Indebtedness incurred in connection with such transactions that is secured by a Permitted Lien) qualifies as a Designated Additional Notes Contribution; provided further, that in the case of an issuance of additional notes the proceeds therefrom may only be used for (i) the acquisition of Mortgaged Vessels or Mortgaged Container Assets, (ii) the refinancing of Indebtedness incurred in connection with the acquisition of Qualified Vessels or Qualified Container Assets (provided such Qualified Vessels or Qualified Container Assets are secured as Collateral in compliance with “—Security—Addition and Substitution of Qualified Collateral”) or (iii) the repayment or prepayment of obligations under the Revolving Credit Facility in an amount not to exceed the amount outstanding at the time of repayment or prepayment under such facility that has been used to acquire Mortgaged Vessels or Mortgaged Container Assets; and (c) Indebtedness at any one time outstanding not exceeding $15.0 million; provided that in the case of this clause (c) such Indebtedness shall not have any Liens over any property and assets of the Issuer and the Restricted Subsidiaries other than Liens on the Collateral that rank junior to the Liens securing the notes, any additional notes and the Guarantees pursuant to the Intercreditor Agreement; provided, further, that each of the parties thereto will have entered into the Intercreditor Agreement as “Second Lien Note Creditors” (or the corresponding term in any additional intercreditor agreement);

(14)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Issuer or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced (other than (x) any improvements or accessions to such property or assets or any items which constitute Related Assets with respect to such underlying property or assets securing the Indebtedness so refinanced or (y) any Lien on additional property or assets which Lien would have been permitted to be granted by the covenant under “—Certain Covenants—Liens” in respect of the Indebtedness being refunded, refinanced, replaced, defeased or discharged by such Permitted Refinancing Indebtedness at the time such prior Indebtedness was initially incurred by the Issuer or such Restricted Subsidiary);

(15)	Liens arising by reason of any judgment, decree or order of any court or other competent authority not giving rise to an Event of Default or Liens granted or incurred by the Issuer or any Restricted Subsidiary in connection with the release from arrest, detention, attachment or levy of any of its assets by any court or competent authority (including any governmental or regulatory agency);

(16)	Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of a Permitted Business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(17)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18)	Liens securing Permitted Hedging Obligations which Permitted Hedging Obligations relate to Indebtedness that is otherwise permitted under the indenture; provided that no such Liens shall extend to any assets or property constituting Collateral;

(19)	Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into in the ordinary course of a Permitted Business;

(20)	Liens arising under any retention of title, hire, purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to the Issuer or a Restricted Subsidiary in the ordinary course of a Permitted Business;

(21)	Liens on Securitization Assets transferred to a Securitization Subsidiary or on assets of a Securitization Subsidiary or pledges of the equity interests in or Purchase Money Notes of a Securitization Subsidiary, in each case, in connection with a Qualified Securitization Transaction;

(22)	customary options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures and partnerships;

(23)	Liens on any portion of the proceeds from an issuance of additional notes (together with other funds not otherwise constituting Trust Monies available to the Issuer, if applicable) deposited with the Security Agent, for the benefit of the trustee and the holders of the notes, to secure such additional notes;

(24)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(25)	Liens incurred in connection with a cash management program established in the ordinary course of business;

(26)	leases, licenses, subleases and sublicenses of assets in the ordinary course of business;

(27)	limited recourse Liens in respect of assets owned by any joint ventures which are not Restricted Subsidiaries securing obligations of such joint ventures;

(28)	Liens on cash or Cash Equivalents (other than Trust Monies) arising in connection with defeasance, discharge or redemption of Indebtedness; and

(29)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (28); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets.

For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Issuer in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this definition (including in part in one category and in part in another category).

“Permitted Parent” means any direct or indirect parent of the Issuer formed not in connection with, or in contemplation of, a transaction that, assuming such parent was not formed, after giving effect thereto would constitute a Change of Control.

“Permitted Refinancing Indebtedness” means any Indebtedness or Disqualified Stock of the Issuer or any Indebtedness, Disqualified Stock or preferred stock of any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness or Disqualified Stock of the Issuer or any Indebtedness, Disqualified Stock or preferred stock of any of its Restricted Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or defease the notes in full:

(1)	the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity or final redemption date either (i) no earlier than the final maturity or final redemption date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the maturity date of the notes;

(3)	the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if (i) the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or a Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or a Guarantee on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and (ii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is unsecured or secured by the Collateral on a basis entirely junior to that of the notes, such Permitted Refinancing Indebtedness is unsecured or secured by the Collateral on a basis entirely junior to that of the notes; and

(5)	such Indebtedness is incurred either by (i) if a Restricted Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Restricted Subsidiary that is not a Guarantor or (ii) the Issuer or Guarantor (or any Restricted Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).

For all purposes of the indenture, Indebtedness, Disqualified Stock or preferred stock of the Issuer or any of its Restricted Subsidiaries (collectively, the “Replacement Indebtedness”) may in the Issuer’s discretion be deemed to replace other Indebtedness, Disqualified Stock or preferred stock of the Issuer or any of its Restricted Subsidiaries (collectively, the “Replaced Indebtedness”) if such Replacement Indebtedness satisfies the requirements of clauses (1) through (5) above and is (x) incurred no later than 180 days of the date on which the Replaced Indebtedness was repaid, redeemed, defeased or discharged and (y) if the proceeds of the Replaced Indebtedness were primarily utilized to finance or refinance the acquisition of one or more Vessels or Container Assets, then substantially all of the net proceeds from such Replacement Indebtedness must be used to finance or refinance the acquisition of assets used or useful in a Permitted Business (including, without limitation, Container Assets, Vessels and Related Assets, which need not be the same Container Assets or Vessels or Related Assets which were financed or refinanced with the Replaced Indebtedness).

“Permitted Repairs” means, with respect to any newly acquired second-hand Vessel or Container Asset, repairs which, in the reasonable judgment of the Issuer, are required to be made to such Vessel or Container Asset upon acquisition and which are made within 120 days of the acquisition thereof.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity, whether legal or not.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary to the Issuer or any Restricted Subsidiary of the Issuer, which note (a) must be repaid from cash available to the Securitization Subsidiary, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated or newly acquired Securitization Assets and (b) may be subordinated to the payments described in clause (a).

“Qualified Collateral” means one or more completed Qualified Vessels, completed Qualified Container Assets and/or cash and Cash Equivalents; provided that, in the case of a substitution only, (i) the aggregate Fair Market Value of such Qualified Collateral shall be at least equal to the Appraised Value of the Mortgaged Vessel(s) or Mortgaged Container Asset(s) for which such Qualified Collateral is being substituted; and (ii) to the extent the applicable Mortgaged Vessel for which such Qualified Collateral is being substituted was employed by way of a Charter, the applicable Qualified Vessel is employed by way of a Charter with an Acceptable Charterer.

“Qualified Container Assets” means, as of any date, a Container Asset which (i) is not a Mortgaged Container Asset as of such date and (ii) is to be owned by the Issuer or a Mortgaged Guarantor.

“Qualified Equity Interests” means Equity Interests of the Issuer other than Disqualified Stock.

“Qualified Securitization Transaction” means any transaction or series of transactions entered into by the Issuer or any of its Restricted Subsidiaries pursuant to which the Issuer or such Restricted Subsidiary sells, contributes, conveys or otherwise transfers to (a) a Securitization Subsidiary (in the case of a transfer by the Issuer or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or transfers an undivided interest in or grants a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Issuer or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and all other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization transaction of such type; provided such transaction is on market terms at the time the Issuer or such Restricted Subsidiary enters into such transaction.

“Qualified Vessel” means, as of any date, a Vessel which (i) is not a Mortgaged Vessel as of such date and (ii) is to be owned by the Issuer or a Mortgaged Guarantor and (iii) is flagged in a Permitted Flag Jurisdiction.

“Rating Agencies” means Moody’s and S&P, or if Moody’s or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Ready for Sea Cost” means with respect to a Vessel to be acquired or leased by the Issuer or any Restricted Subsidiary, the aggregate amount of all expenditures incurred to acquire or construct and bring such Vessel to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease and the costs of any positioning voyage.

“Requisition Compensation” means, in respect of each Mortgaged Vessel, all moneys or other compensation payable by reason of requisition of title to, or other compulsory acquisition of, such Mortgaged Vessel.

“Related Asset” means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Restricted Subsidiary of the Issuer owning a Vessel and related assets, (iii) any Requisition Compensation payable in respect of any compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Revolving Credit Facility” means the revolving credit facility established pursuant to the super senior revolving facility agreement to be dated on or about the Issue Date, among, inter alios, the Issuer, the Guarantors, the senior lenders (as named therein) and Citibank International Plc, as agent, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time.

“S&P” means Standard & Poor’s Ratings Services and any successor to its rating agency business.

“Sale/Leaseback Transaction” means any arrangement with any Person or to which any such Person is a party, providing for the leasing to the Issuer or a Subsidiary of the Issuer of any property, whether owned by the Issuer or any of its Subsidiaries at the Issue Date or later acquired, which has been or is to be sold or transferred by the Issuer or any of its Subsidiaries to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“Secured Indebtedness” means any Indebtedness (other than Indebtedness that is contractually subordinated in right of payment to the notes or the note Guarantees) of the Issuer or a Restricted Subsidiary of the Issuer secured by a Lien on any of its assets.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securitization Assets” means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams (excluding any Existing Charters) subject to a Qualified Securitization Transaction and any assets related thereto (other than Vessels or Container Assets), including, without limitation, all collateral securing such assets, all contracts and all guarantees or other supporting obligations in respect of such assets and all proceeds of the foregoing.

“Securitization Fees” means all yield, interest or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Transaction.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Transaction to repurchase Securitization Assets arising as a result of a breach of Standard Securitization Undertakings, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to, the seller.

“Securitization Subsidiary” means a Subsidiary of the Issuer (or another Person formed for the purposes of engaging in a Qualified Securitization Transaction in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers Securitization Assets and related assets):

(1)	that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing Securitization Assets of the Issuer and/or its Restricted Subsidiaries, and any activities incidental thereto;

(2)	that is designated by the Board of Directors of the Issuer or such other Person as a Securitization Subsidiary pursuant to resolution set forth in an Officer’s Certificate and delivered to the trustee;

(3)	that has total assets, other than Securitization Assets, at the time of such creation and designation with a book value of $10,000 or less;

(4)	has no Indebtedness other than Non-Recourse Debt;

(5)	with which neither the Issuer nor any Restricted Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than contracts, agreements,

(6)	arrangements and understandings on terms not materially less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer in connection with a Qualified Securitization Transaction (as determined in good faith by the Issuer) and Securitization Fees payable in the ordinary course of a Permitted Business in connection with such a Qualified Securitization Transaction; and

(7)	with respect to which neither the Issuer nor any Restricted Subsidiary of the Issuer has any obligation (a) to make any additional capital contribution (other than Securitization Assets) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Security Agreements” means (i) each share pledge over the Equity Interests of each Mortgaged Guarantor, (ii) each Deed of Assignment, (iii) each Assignment of Freights and Hires, (iv) each Assignment of Insurance, (v) each agreement securing an Earnings Account and (vi) each agreement securing a Mortgaged Container Asset and its related insurance policies, hires, leases and earnings as required under “—Security—General.”

“Security Documents” means the Ship Mortgages and the Security Agreements.

“Ship Mortgage” means either the first preferred ship mortgage or first priority statutory mortgage and related deed of covenants, in each case, on each of the Mortgaged Vessels granted by a Mortgaged Guarantor to the Security Agent, for the benefit of the secured parties under the Intercreditor Agreement, and dated on or within 30 calendar days of the Issue Date or on or before a Delivery Date, as the case may be, as amended from time to time in accordance with the terms of the indenture and such Ship Mortgages.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Issuer or any Restricted Subsidiary of the Issuer which have been determined by the Issuer in good faith to be reasonably customary in Qualified Securitization Transactions, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date (or, if incurred after the Issue Date, as of the date of the initial incurrence thereof) and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness that is (x) contractually subordinated in right of payment to the notes or the note Guarantees of such Guarantor, as the case may be, or (y) any Indebtedness that is unsecured or secured by a Lien on the Collateral on a basis entirely junior to that of the notes.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

(2)	any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

“Tax” shall mean any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

“Taxing Authority” shall mean any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer prepared in accordance with GAAP.

“Trust Money Investments” means:

(1)	marketable direct obligations issued by, or unconditionally guaranteed by the government of the United States, the United Kingdom, Germany or the Netherlands, or issued by any agency thereof and backed by the full faith and credit of the United States, the United Kingdom, Germany or the Netherlands, as the case may be, in each case maturing within one year from the date of acquisition;

(2)	any demand and time deposits, certificates of deposit, or overnight bank deposits, denominated in United States dollars, pounds sterling or Euro with maturities of one year or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or any state thereof, the United Kingdom, Germany or the Netherlands, having combined capital and surplus of not less than $250.0 million and whose commercial paper is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s;

(3)	repurchase obligations of any commercial bank satisfying the requirements of clause (2) above, having a term of not more than 60 days, with respect to securities issued or fully guaranteed or insured by the United States government;

(4)	commercial paper of an issuer rated at least A-1 by S&P or P-1 by Moody’s or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within one year from the date of acquisition;

(5)	securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory, the securities of which state, commonwealth, territory, political subdivision or taxing authority (as the case may be) are rated at least AA- by S&P or Aa3 by Moody’s; or

(6)	shares of any money market fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (1), (2), (3), (4) or (5) above with maturities as set forth in the proviso below, (ii) has net assets in excess of $500,000,000 and (iii) has obtained from either S&P or Moody’s the highest rating obtainable for money market funds; provided, however, that the maturities of all obligations specified in any of clauses (1), (2), (3), (4) and (5) above shall not exceed 397 days.

“Trust Monies” means all cash or Cash Equivalents deposited with the trustee and secured in favor of the Security Agent as or in respect of Collateral: (a) upon the release of property from the Lien of any of the Security Documents; (b) as compensation for, or proceeds of the sale of all or any part of the Collateral taken by eminent domain or purchased by, or sold pursuant to any order of, a governmental authority or otherwise disposed of; (c) in connection with an Event of Loss or Asset Sale with respect to Collateral; (d) pursuant to certain provisions of the Security Documents; (e) as proceeds of any other sale or other disposition of all or any part of the Collateral by or on behalf of the Security Agent or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to the Security Documents or otherwise; (f) as part of Qualified Collateral; (g) for application under the indenture as provided in the indenture or any Security Document, or whose disposition is not otherwise specifically provided for in the indenture or in any Security Document; or (h) which represent net proceeds from the issuance of additional notes, in each case required to be deposited with the Security Agent pending the acquisition of one or more Mortgaged Vessels or Mortgaged Container Assets (and to make Permitted Repairs, as applicable), provided, however, that Trust Monies shall in no event include any property deposited with the trustee or the Security Agent for any Change of Control Offer, Asset Sale Offer, optional redemption or defeasance or discharge of any notes.

“Unrestricted Subsidiary” means any Subsidiary of the Issuer that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer; and

(3)	is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to make any additional capital contributions (other than, with respect to a Securitization Subsidiary, Securitization Assets transferred in connection with a Qualified Securitization Transaction) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Vessel” means one or more shipping vessels whose primary purpose is the maritime transportation of cargo or which are otherwise engaged, used or useful in any business activities of the Issuer and its Restricted Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Issuer or any of its Restricted Subsidiaries or operated or to be operated by the Issuer or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capital Lease Obligation, in each case together with all related spares, equipment and any additions or improvements.

“Vessel Construction Contract” means any contract for the construction (or construction and acquisition) of a Vessel and any Related Assets entered into by the Issuer or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.

“Vessel Purchase Option Contract” means any contract granting the Issuer or any Restricted Subsidiary the option to purchase one or more Vessels and any Related Assets, including any amendments, supplements or modifications thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Restricted Subsidiary of such Person.